UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933-

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** The Genius Spark LLC
2. **Form:** Limited Liability Company
3. **Jurisdiction of Incorporation/Organization:** Wyoming
4. **Date of organization:** August 7, 2023
5. **Physical address of issuer:** 404 Paluxy Street, Glen Rose, Texas 76043
6. **Website of issuer:** www.geniusspark.com
7. **Is there a co-issuer:** No
8. **Name of co-issuer:** N/A
9. **Form:** N/A
10. **Jurisdiction of Incorporation/Organization:** N/A
11. **Date of organization:** N/A
12. **Physical address:** N/A
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Non-Voting Preferred Units

21. **Target number of securities to be offered:** 10,000 Non-Voting Preferred Units

22. **Price (or method for determining price):** $10.00 per Unit

23. **Target offering amount:** $100,000

24. **Oversubscriptions accepted:** ☒ Yes ☐ No

25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other - provide a description:

26. **Maximum offering amount:** $1,000,000

27. **Deadline to reach the target offering amount:** November 23, 2026

28. **Current number of employees with issuer and co-issuer:** 1

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$10,052	$18,386
Cash & Cash Equivalents:	$1,024	$1,025
Accounts Receivable:	$0	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales:	$47,660	$49,904
Cost of Goods Sold:	$11,853	$18,291
Taxes Paid:	$0	$0
Net Income:	$11,886	$2,818

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

Amount Header	**Price to Investors**	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Attestations

Requirements for Filing Form C

The Genius Spark LLC, a Wyoming limited liability company (the "Company" or "Issuer"), organized in 2023, with its principal place of business at 404 Paluxy Street, Glen Rose, Texas 76043, United States, and its website address www.geniusspark.com, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Genius Spark LLC

By: ________________________

Name: Morris R. "Rex" Miller

Title: Manager

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

October 23, 2026
Form C
Up to $1,000,000

The Genius Spark LLC ("Genius Spark," the "Company," "we," "us," or "our"), a Wyoming limited liability company, is offering up to $1,000,000 (the "Maximum Offering Amount") of Non-Voting Preferred Units (the "Securities" or "Units") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $100,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers.

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has

made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.
The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent

analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	10,000 Non-Voting Preferred Units ($100,000)
Maximum amount of securities being offered	100,000 Non-Voting Preferred Units ($1,000,000), excluding Bonus Units
Purchase price per Security	$10.00 per Unit
Minimum investment amount per investor	$2,500 (250 Units)
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for building version 2.0 of the Genius Spark platform, sales and marketing, leadership and operations, IP protection, materials, and working capital. Further details found within in Use of Proceeds section.
Voting Rights	None. The Units are non-voting. The only exception is that holders of a majority of the Units, voting as a separate class, must approve the limited matters in Section 5.3 of the Operating Agreement: adverse changes to the Preferred Return rate, the distribution waterfall, or the definition of Unreturned Preferred Capital Contribution; any new class of Units senior to the Units in liquidation; and any capital call on Unit holders.

As part of this Regulation Crowdfunding Offering, The Genius Spark LLC (the "Company") intends to raise up to $1,000,000 (the "Maximum Offering Amount") through the issuance of Non-Voting Preferred Units (the "Securities" or "Units"). The Target Offering Amount is $100,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Units are being offered at $10.00 per Unit, based on a $3,000,000 pre-money valuation, with a minimum investment of $2,500 (250 Units). Each holder of Units will accrue a Preferred Return of 8% per annum on its Unreturned Preferred Capital Contribution, calculated on a simple, non-compounding basis and cumulative to the extent not distributed. The Preferred Return is not a debt of the Company and is payable only from distributions, which are made at

the Manager's discretion. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

The Units do not convert into any other security and have no maturity date. If and when the Company distributes Distributable Cash, it goes first to holders of Units until they have received all accrued Preferred Return and a full return of their capital contributions, and then to all Unit holders (Common Units and Units together) pro rata by number of Units held. After an investor has received its full Preferred Return and capital, the Company may redeem that investor's Units at a formula price, as described under "Terms" below.

Proceeds from the Offering will be used primarily for building version 2.0 of the Genius Spark platform (including a mobile app, AI-assisted reports and a proprietary assessment), sales and marketing, and operations to support the Company's scalable growth model. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Units

The Company will issue additional Non-Voting Preferred Units ("Bonus Units") to eligible investors at no additional cost. Eligibility is determined as of the time of investment, and Bonus Units are issued when the Company accepts the investor's subscription. Bonus Units are calculated as a percentage of the Units purchased and are rounded up to the nearest whole Unit.

Membership Bonuses

VentureSouth Members: Investors who are active members of VentureSouth at the time of their investment will receive Bonus Units equal to 10% of the Units purchased. *Example: an investor who purchases 1,000 Units would receive 100 Bonus Units, for a total of 1,100 Units for the same investment.*

Vicinity Venture Club Members: Investors who are active members of the Vicinity Venture Club at the time of their investment will receive Bonus Units equal to 5% of the Units purchased. *Example: an investor who purchases 1,000 Units would receive 50 Bonus Units, for a total of 1,050 Units for the same investment.*

Investment Size Bonuses:

- Investors who invest between $50,000 and $99,999 will receive Bonus Units equal to 5% of the Units purchased.
- Investors who invest $100,000 or more will receive Bonus Units equal to 10% of the Units purchased.

Investors may combine bonuses from different categories. For example, a VentureSouth member who invests $100,000 would receive Bonus Units equal to 20% of the Units purchased. Membership-based bonuses may not be stacked, however: an investor who is both a VentureSouth member and a Vicinity Venture Club member will receive only one membership bonus. The Company determines eligibility in its sole discretion based on verifiable records in its possession as of the date of investment.

Terms; No Additional Consideration.
Bonus Units have the same rights, preferences and restrictions as purchased Units, are deemed fully paid upon issuance, and require no additional payment. Bonus Units do not increase an investor's Capital Contribution, Capital Account or Unreturned Preferred Capital Contribution, so they do not earn a Preferred Return and do not increase the amount returned to the investor ahead of the Common Units. Bonus Units do share in distributions made pro rata by Units held after the Preferred Return and capital have been repaid. Fractional Units are not issued, and all calculations are rounded up to the nearest whole Unit.

Terms

The following summarizes the material terms of the Non-Voting Preferred Units under the Company's Amended and Restated Limited Liability Company Operating Agreement dated October 14, 2026 (the "Operating Agreement") and the Investor Subscription Agreement. It is qualified in its entirety by those documents, which are exhibits to this Form C. If this summary conflicts with the Operating Agreement, the Operating Agreement controls.

Classes of Units. The Company has two classes of Units. Common Units carry all voting rights; 350,000 Common Units are authorized, of which 300,000 are held by the Manager and 50,000 are reserved for future issuance. Non-Voting Preferred Units (the Units offered here) carry no voting rights and the economic preferences described below. Up to 100,000 Units will be sold in this Offering at $10.00 per Unit, plus Bonus Units and the Units issued to Vicinity as compensation.

Preferred Return. 8% per annum, simple and non-compounding, on each holder's Unreturned Preferred Capital Contribution, prorated for partial years and determined as of

December 31 of each year. Accrued Preferred Return is cumulative to the extent not distributed, is payable only from distributions, and is not a debt of the Company.

Distributions. Distributions are made in the sole discretion of the Manager, and investors should not expect ongoing distributions. Distributable Cash from operations is distributed (a) first, 100% to holders of Units, pro rata, until each has received all accrued and unpaid Preferred Return and a full return of its Unreturned Preferred Capital Contribution; and (b) thereafter, to all Unit holders (Common Units and Units together) pro rata by number of Units held. The Manager may also make tax distributions, which are treated as advances against later distributions. Vicinity withholds a 1% transaction fee from all payments to investors to facilitate the distributions.

Liquidation. On a dissolution, liquidation or sale of all or substantially all of the Company's assets, remaining assets after debts and reserves are distributed in the same order of priority as operating distributions.

Voting; Protective Provisions. Units have no voting rights, except that holders of a majority of the Units, voting as a separate class, must approve (a) any amendment that would reduce the Preferred Return rate, alter the distribution waterfall in a manner adverse to Unit holders, or change the definition of Unreturned Preferred Capital Contribution; (b) any new class of Units senior to the Units in liquidation; and (c) any capital call or other financial obligation on Unit holders beyond their subscription amount.

No Capital Calls. Unit holders are not required to make any additional capital contributions.

Company Redemption Right. After a holder has received all accrued Preferred Return and a full return of its capital contribution through distributions, the Company may redeem all (but not less than all) of that holder's Units at a price equal to (trailing twelve-month EBITDA x 4.0) x (the holder's Units / total Units outstanding), but not less than the holder's original capital contribution. The Company must give at least 30 days' notice, the holder

may dispute the EBITDA calculation (disputes are resolved by an independent CPA), and the Company may pay in three annual installments with interest at the Prime Rate plus 1%. If, within 12 months after a redemption, the Company completes a sale, merger, equity financing or recapitalization at a higher implied per-Unit value, the Company must pay the redeemed holder the difference (the “True-Up Payment”).

Regulatory and De Minimis Repurchase. The Company may repurchase Units at Fair Market Value, as determined in good faith by the Manager, if continued ownership could cause a legal, regulatory or tax problem for the Company. After the second anniversary of issuance, the Company may also repurchase all of the Units of any holder whose Units are worth less than $1,000.

Transfer Restrictions. Units are subject to the one-year Regulation Crowdfunding transfer restrictions described below. After that period, transfers remain subject to the Company’s 30-day right of first refusal, a legal opinion satisfactory to the Manager, and the transferee’s joinder to the Operating Agreement. A transferee holds an economic interest only until admitted as a Member.

Drag-Along. If the holders of a majority of the Common Units approve a sale of the Company, Unit holders must consent to and participate in the sale on the same terms as similarly situated holders, and must refrain from exercising appraisal or dissenters’ rights.

Management; Duties. The Company is managed by its sole Manager, Morris R. “Rex” Miller, who may be elected or removed only by holders of a majority of the Common Units. To the fullest extent permitted by Wyoming law, the Manager owes no fiduciary duties to Unit holders except as expressly provided in the Operating Agreement, may engage in other businesses, and is indemnified by the Company except for fraud, willful misconduct or a knowing violation of law. Transactions between the Company and the Manager or his affiliates that the Manager approves in good faith are presumed fair.

Governing Law; Venue. The Operating Agreement and Subscription Agreement are governed by Wyoming law. Disputes must be brought exclusively in the state or federal courts located in Wyoming, and the prevailing party is entitled to recover its attorneys' fees.

Definitions

"Bonus Units" means Units issued at no additional cost to eligible investors under the bonus program described above.

"EBITDA" means, for any measurement period, the Company's net income or net loss, increased by interest expense, income tax expense, depreciation expense, and amortization expense, and adjusted to exclude any extraordinary, non-recurring, or non-cash items, all as determined by the Manager in good faith based on the Company's regularly prepared financial statements using accounting methods consistently applied by the Company.

"Manager" means the Person serving as the Manager of the Company from time to time as provided in Article IV of the Operating Agreement. As of the Effective Date, the initial Manager is Morris R. "Rex" Miller.

"Preferred Return" means, with respect to each holder of Non-Voting Preferred Units, an amount equal to eight percent (8%) per annum of such holder's Unreturned Preferred Capital Contribution for each full calendar year, prorated for any partial year on the basis of actual days elapsed in a 365/366-day year, and determined as of December 31 of each year. Accrued Preferred Return is cumulative to the extent not distributed and shall not compound and shall be payable solely from distributions made pursuant to this Agreement and shall not constitute indebtedness of the Company.

"TTM EBITDA" means EBITDA for the twelve calendar months ending on the last day of the month before the date of a redemption notice.

"Unreturned Preferred Capital Contribution" means, with respect to any holder of Non-Voting Preferred Units at any time, the aggregate Capital Contributions made by such holder with respect to such Non-Voting Preferred Units, reduced by the aggregate amount of distributions actually received by such holder and applied pursuant to Sections 8.2 and 8.3 of the Operating Agreement as a return of such Capital Contributions. If any Non-Voting Preferred Units are transferred in accordance with this Agreement, the transferee shall

succeed to the portion of the transferor's Unreturned Preferred Capital Contribution attributable to the transferred Units. Non-Voting Preferred Units that are designated as "Bonus Units" in a separate Subscription Agreement between the Company and the Member in the Regulation Crowdfunding Offering shall not increase such Member's Capital Contribution or Capital Account for purposes of calculating their Capital Contribution, Capital Account, any Preferred Return or their Unreturned Preferred Capital Contribution.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS

PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised and prior to the offering ending. Investors will be notified 5 days in advance of any early or rolling closes on their pending investment commitments.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The Units are priced at $10.00 per Unit based on a $3,000,000 pre-money valuation set by the Company. There is no public market for the Units, and their future value will depend on the Company's ability to generate Distributable Cash, pay the Preferred Return, return investor capital and grow its business. If the Company does not perform, the value of the Units may be impacted adversely, and investors may lose some or all of the money invested.

Minority Ownership

By purchasing the Units, investors will hold a minority, non-voting equity interest in the Company. After the Offering, the Manager will continue to hold 100% of the Common Units and all of the voting power, and will control all decisions of the Company, including the election of the Manager, amendments to the Operating Agreement (other than those subject to the protective provisions), additional issuances of Units, and a sale of the Company. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because the Units are governed by their own terms under the Operating Agreement and the Subscription Agreement rather than by any general right to participate in Company decisions, the Company can take most corporate actions without the consent of the holders of Units. The Operating Agreement restricts amendments only for a narrow set of terms that protect the Units as a class (the Preferred Return rate, the distribution waterfall, the definition of Unreturned Preferred Capital Contribution, the creation of a class senior to the Units in liquidation, and capital calls), which require the approval of holders of a majority of the outstanding Units, voting as a separate class, and that approval binds every holder of Units. An amendment that disproportionately and adversely affects an individual holder's economic rights relative to other holders of the same class also requires that holder's

written consent. All other terms of the Operating Agreement may be amended by the Manager with the approval of holders of a majority of the Common Units. Everything else, including the Company's governance, capital structure, financing and business decisions, remains within the discretion of the Manager and the Common Unit holders, in which holders of Units hold no seat, vote or veto. Holders of Units will have no ability to influence the policies or any other corporate matter of the Company.

Without the approval of the holders of Units, the Company may, among other things: (i) issue additional Common Units or Non-Voting Preferred Units, including the 50,000 Common Units reserved for future issuance, on terms set by the Manager and the Common Unit holders (other than a class senior to the Units in liquidation); (ii) issue convertible notes, options, warrants or other rights to acquire Units; (iii) incur indebtedness, including secured debt that must be paid or reserved for before any cash is available for distribution, and grant liens on Company assets; (iv) amend the Operating Agreement or Articles of Organization, other than the protective provisions described above; (v) grant equity to employees, contractors or advisors, including the proposed grant to key personnel, and set the compensation of the Manager and officers; (vi) redeem or repurchase Units under the redemption, regulatory and de minimis repurchase provisions of the Operating Agreement; (vii) enter into transactions with the Manager, Go mindShift LLC and other related parties, which the Operating Agreement presumes to be fair if approved by the Manager in good faith; (viii) acquire or dispose of assets, enter into a merger, reorganization or sale of the Company and require holders of Units to participate under the drag-along provision, or dissolve the Company; and (ix) determine whether, when and in what amounts to make distributions, or retain cash for working capital, growth or reserves. Several of these actions directly affect holders of Units: the Manager decides whether Distributable Cash is distributed, which determines when the Preferred Return and capital are paid; the Manager calculates the EBITDA that sets the redemption price; and additional issuances, including Bonus Units and the reserved Common Units, dilute the Units' share of distributions made after the Preferred Return and capital are repaid and of any sale proceeds.

This risk is heightened by the Company's ownership and governance structure. Morris R. "Rex" Miller holds all of the Company's outstanding Common Units and 100% of its voting power, and he is its sole Manager and Chief Executive Officer. Under the Operating Agreement, member action may be taken by written consent without a meeting, and amendments to the Operating Agreement, mergers, sales of all or substantially all of the Company's assets, and dissolution require only the approval of the Manager and the holders of a majority of the outstanding Common Units, all of which Mr. Miller controls. The Operating Agreement also limits the Manager's fiduciary duties to holders of Units to the fullest extent permitted by Wyoming law and requires the Company to indemnify the

Manager and officers except for fraud, willful misconduct or a knowing violation of law. As a result, the decisions described above may be made by Mr. Miller alone, without an independent board or minority member check, and holders of Units will have no ability to weigh in on, or object to, any of them. Investors should not invest unless they are comfortable entrusting these decisions to Mr. Miller as the Company's Manager and controlling member.

Certain tax considerations

Once investors are admitted as Members, the Company expects to be treated as a partnership for U.S. federal income tax purposes. As a result, the Company generally will not pay federal income tax. Instead, each Unit holder will receive a Schedule K-1 and must report its allocable share of the Company's income, gain, loss and deductions on its own return, whether or not the Company makes any cash distributions. The Company intends to, but is not required to distribute enough cash to cover investors' tax liabilities, and K-1s may arrive later than other tax documents, which may require investors to extend their own returns.

This summary is not intended to be, nor should be construed to be, legal or tax advice to any particular person. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Morris Miller	100% (sole Member; holds all 300,000 outstanding Common Units and 100% of voting power).

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Morris R. "Rex" Miller
Position: Manager (sole Manager), sole Member, Founder and Chief Executive Officer. No other managers or directors.
Dates: August 7, 2023 (formation) to present
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
The Genius Spark LLC, Glen Rose, Texas, Founder, Manager and Chief Executive Officer, August 2023 to present. Sole Manager and Member. Leads strategy, the Genius Spark method and content, product direction, coach certification, and enterprise sales. Serves without compensation.

Go mindShift LLC (MindShift), Glen Rose, Texas, Founder and Principal, June 9, 2014 (formation; Texas file no. 802005553) to present (concurrent). Consulting firm providing executive facilitation, project-team partnering workshops, leadership coaching and workplace strategy, primarily for construction, capital-project and facility organizations.

Developed the Genius Spark method and platform and has operated Genius Spark within Go mindShift until the product line is separated into The Genius Spark LLC.

Author and speaker, concurrent, author of eight books, including Genius Spark (2023), The Millennium Matrix, The Commercial Real Estate Revolution, Change Your Space Change Your Culture, The Healthy Workplace Nudge, and Humanizing the Education Machine. Approximately 45 years in the workplace industry.

Education
M.A., Strategic Foresight, Regent University.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	300,000 Common Units issued and outstanding (350,000 authorized; 50,000 reserved for future issuance)
Voting Rights	Yes. One vote per Common Unit. Common Units hold all voting rights, including the election and removal of the Manager.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	50,000 authorized but not issued common units are reserved for future issuance and may dilute the percentage ownership of Non-Voting Preferred Units issued in this offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100% before the Offering; approximately 75% after a fully subscribed $1,000,000 Offering, before Bonus Units and the Units issued to Vicinity.

The Company has the following debt outstanding:

Type of debt	None
Amount outstanding	$0
Interest rate	0.00%
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Affiliated Party Transactions

The Issuer, or entities controlled by or under common control with the Issuer, was party to the following transactions since the beginning of the Issuer's last fiscal year, or currently proposed transactions, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest (the Issuer has also included, for completeness, a related-party transaction below that threshold):

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Morris R. "Rex" Miller	Manager, CEO, sole Member and 100% owner	Contribution of Genius Spark intellectual property (Genius Spark book and derivative materials, software platform, website and six domains) to the Company in exchange for 300,000 Common Units, occurred October 14, 2026. The software and website were first distributed to Mr. Miller by Go mindShift LLC.	$45,000 recorded contribution value

Go mindShift LLC (wholly owned by Morris R. Miller)	Affiliate under common control of the Manager	Genius Spark products (licenses, books, workbooks, certifications) have been sold, invoiced and collected through Go mindShift LLC, which also funded the software and website. These operations are being moved into the Company, which will have its own books and accounts. Go mindShift may continue to provide services to the Company.	$47,660 of Genius Spark revenue in 2025 (reviewed financials) recorded by Go mindShift; $25,000 of software development cost (platform and client web portal) paid in 2024, per reviewed financials
Trey Ryan (through Diovis LLC)	Chief Technology Officer; son-in-law of the Manager	Developed the Genius Spark software; hosts the platform for the Company at no charge; has signed a work-for-hire, NDA and IP assignment agreement; proposed future equity grant to key personnel (terms not yet set) from the 50,000 reserved Common Units.	Hosting: $0. Equity grant: to be determined
Morris R. "Rex" Miller	Manager, CEO, sole Member	Serves the Company without compensation. The Company relies on Mr. Miller's personal Gallup account to buy CliftonStrengths assessment access codes, which are non-transferable.	$0 compensation; Gallup account approx. $1,600 every two years, paid personally

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$60,000
Product, software and AI engine	37.60%	$37,600	32.90%	$329,000
Sales and marketing	22.56%	$22,560	26.32%	$263,200
Leadership and operations	20.68%	$20,680	21.62%	$216,200
Working capital and contingency	5.64%	$5,640	7.52%	$75,200
IP protection, licensing and legal	6.58%	$6,580	4.23%	$42,300
Materials and inventory (books, workbooks)	0.94%	$940	1.41%	$14,100
Total	**100.00%**	**$100,000**	**100.00%**	**$1,000,000**

Business Plan Description

The Genius Spark LLC (the "Company") is a Wyoming limited liability company, formed on August 7, 2023 and based in Glen Rose, Texas. It offers Genius Spark, a software platform and coaching method that turns personality and strengths assessments into short, practical guidance that managers and teams use every day. Most organizations have already paid for assessments such as CliftonStrengths, DiSC, MBTI or the Enneagram, but the reports are rarely used after the workshop ends. Genius Spark translates each person's results into a plain-English "Genius" paragraph, describing how that person works at their best, and a "Kryptonite" paragraph, describing the blind spots that show up under pressure. Managers and teams then use simple conversation tools built on those paragraphs to work through differences, assign work and coach one another.

The method was developed by the founder, Rex Miller, over roughly fifteen years of research and client work and was published in his book Genius Spark (2023). It ran manually in documents and spreadsheets until the first version of the software was built by Trey Ryan, who provides software development services to the Company as a contractor through Diovis LLC. Until now, the Genius Spark business has been operated inside Go mindShift LLC, the founder's consulting firm, which has sold the licenses, books, workbooks and coach certifications. Those operations and the related intellectual property are being moved into the Company before the Offering. The platform has been used by more than 200 organizations and holds about 7,000 user profiles across roughly 900 teams, in construction, technology, education, professional services, manufacturing and healthcare. Growth to date has come from word of mouth and a network of more than 30 certified coaches, with no paid marketing. Direct Genius Spark product revenue was $49,904 in 2024 (restated) and $47,660 in 2025, per the Company's reviewed financial statements.

The Company earns revenue in four ways. First, subscriptions: the platform has been sold as a one-time license of about $25 per person, and with version 2.0 of the software it will move to annual per-seat subscriptions. Second, enterprise accounts: larger organizations pay an annual platform license plus per-seat fees, with dashboards and analytics for leaders and HR; the Company is currently rolling the platform out at a company of more than 2,000 employees. Third, capital projects: construction and facility clients such as DPR Construction, MWH Constructors, Balfour Beatty and KLAA license the platform for project teams for the one- to two-year life of a building project, which has historically been the largest source of Genius Spark business. Fourth, certification: external coaches and internal "Guides" pay to be certified and then bring their own client teams onto the platform. The Genius Spark book and workbooks are also sold through the book's publisher, MeTEOR Education.

The Company plans to use the Offering proceeds mainly to build version 2.0 of the platform: a mobile app, daily coaching prompts delivered in Slack and Microsoft Teams, AI-assisted reports, team dashboards and analytics, and an engine that maps several assessment types to Genius and Kryptonite paragraphs. The current platform will be kept as a legacy tier for existing users. The Company also plans to build its own Genius Spark assessment, so that clients without a third-party assessment can start directly and so the Company depends less on any single assessment provider. The rest of the proceeds fund sales and marketing, converting existing clients to subscriptions, relaunching coach certification (paused in 2025 while the program was rebuilt to also teach coaches how to build a business around Genius Spark), and operations, including planned hires. These plans are forward-looking and depend on how much is raised.

Genius Spark sells into corporate learning and development, professional coaching and HR technology. Its main competitors are the assessment publishers themselves, such as Gallup (CliftonStrengths), Wiley (DiSC), The Myers-Briggs Company, Kolbe and Herrmann, and assessment software platforms such as Predictive Index. Rather than asking clients to adopt a new framework, Genius Spark works on top of the assessments clients already use, and its coach certification is delivered virtually at a fraction of the cost and time of most publisher certifications. The Company does not own those third-party assessments and works with client-provided results under the publishers' terms.

The Company is managed by its sole Manager, Rex Miller, who owns all of its outstanding Common Units and serves part-time and without compensation while continuing to run Go mindShift LLC. The business depends heavily on him, both for its method and client relationships and because CliftonStrengths access codes are bought through his personal Gallup account, which cannot be transferred to the Company. In this Offering the Company is selling non-voting Preferred Units at $10.00 per unit, at a $3,000,000 pre-money valuation, with an 8% simple, cumulative preferred return. The minimum target is $100,000 and the maximum is $1,000,000.

FINANCIAL INFORMATION

Operations

The issuer does have revenues and costs of revenues to date. Revenue was $47,660 in 2025 and $49,904 in 2024 (restated), and cost of revenue was $11,853 in 2025 and $18,291 in 2024, resulting in gross profit of $35,807 and $31,613, respectively.

Expenses of the issuer to date have included general and administrative expenses (2025: $15,588; 2024: $16,906), amortization of capitalized software (2025: $8,333; 2024: $7,639), and interest expense (2025: $0; 2024: $4,250).

Historical performance of the issuer has been modestly profitable, with net income of $11,886 in 2025 and $2,818 in 2024 (restated), from one-time platform licenses, books and workbooks, and coach certifications. The Genius Spark business has been operated through Go mindShift LLC, an affiliate under common ownership, which collected revenue and paid expenses on the Company's behalf. The financial statements reflect the activities attributable to the Company, including allocated shared expenses, and do not include Genius Spark-branded workshop, coaching and consulting revenue, which belongs to Go mindShift LLC. The Manager has served without compensation, and no compensation expense is reflected. Historic performance is not representative of expected future performance as the company plans to operate with its own accounts, move from one-time license fees to annual subscriptions with version 2.0 of the platform, relaunch its coach certification program (paused in 2025, with no certification revenue that year), invest in sales and marketing, and add personnel, all of which are expected to increase operating expenses significantly.

The reviewed financials display balance sheet activities for the years 2025 and 2024, including cash in the account at the end of 2025 in the amount of $1,024 and $1,025 at the end of 2024, capitalized software (the Genius Spark platform and client web portal), net of accumulated amortization, of $9,028 at the end of 2025 and $17,361 at the end of 2024, and total assets of $10,052 and $18,386, respectively. The Company had no liabilities at the end of either year, and member's equity was $10,052 at the end of 2025 and $18,386 at the end of 2024. The 2024 financial statements were restated to remove assets, liabilities, revenues and expenses of Go mindShift LLC not associated with the Company's operations, as well as real property owned personally by the Manager and his spouse. The intellectual property the Manager contributed to the Company effective October 14, 2026, valued at $45,000 in the Operating Agreement, is not reflected in these financial statements.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,000,000 and are estimated (subject to change) as follows:

Reg CF investment $1,000,000 (Target Offering Amount: $100,000)

The Company has no other committed sources of capital. The Manager has contributed the Genius Spark intellectual property to the Company in exchange for 300,000 Common Units,

and the Company had $1,024 of cash at December 31, 2025. If the Company raises less than the Maximum Offering Amount, it may need to scale back its plans or seek additional capital.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/mtyz--geniusspark

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company has a limited operating history as a stand-alone business. Although the Genius Spark method and platform have been in use for several years, the business has been operated within Go mindShift LLC, which sold the licenses and products, collected the revenue and paid the expenses. The Company is only now establishing its own accounts, books, contracts and operations. Its historical financial statements reflect allocations of shared expenses and may not show what its results would have been as a separate company, and the separation may not be completed successfully or on schedule.

The Company has very limited financial resources and depends on this Offering. The Company had $1,024 in cash and total assets of $10,052 at December 31, 2025, and revenue of $47,660 in 2025. Its business plan, including version 2.0 of the platform, depends on the proceeds of this Offering. If the Company raises only the Target Offering Amount, it will have to scale back or delay parts of its plans.

The Company's financial statements were restated and are not audited. The 2024 financial statements were restated to remove amounts belonging to Go mindShift LLC and property owned personally by the Manager. The financial statements have been reviewed, not audited, and the Company's revenues and expenses were recorded through an affiliate. Investors should not place undue reliance on historical figures.

The Company depends heavily on its founder, who serves part-time and without compensation. Rex Miller developed the Genius Spark method, holds most of the client relationships, and is the Company's sole Manager. He serves part-time and without compensation while continuing to run Go mindShift LLC, and he is permitted to engage in other business activities. The loss of Mr. Miller's services, or a reduction in the time he devotes to the Company, would materially harm the business. The Company's ability to attract, integrate, motivate and retain other skilled personnel will also affect its future performance.

The Company relies on a related-party contractor for its software. The Genius Spark software was developed, and is hosted at no charge, by Trey Ryan, the Manager's son-in-law, through Diovis LLC. Mr. Ryan has signed a work-for-hire, confidentiality and intellectual property assignment agreement, and the free hosting arrangement could end or begin to carry a cost. If the Company loses Mr. Ryan's services or does not obtain clear ownership of the software and related work product, its product plans could be delayed and its rights to the platform could be challenged. The Company's dealings with a family member of its Manager also present a conflict of interest.

The Company depends on third-party assessments it does not own, including access purchased through the Manager's personal Gallup account. Genius Spark works on top of assessments such as CliftonStrengths, DiSC, MBTI and the Enneagram, which are owned by their publishers. The Company works with client-provided results under the publishers' terms, and CliftonStrengths access codes are purchased through Mr. Miller's personal Gallup account, which cannot be transferred to the Company. If a publisher changes its terms, restricts use of its results or materials, raises prices or terminates the account, or if Mr. Miller becomes unavailable, the Company's ability to serve clients could be materially impaired and the Company could face infringement claims. The Company's plan to build its own assessment may not succeed.

The Company has significant related-party relationships with Go mindShift LLC. Go mindShift LLC, which is wholly owned by the Manager, has sold Genius Spark products, collected the revenue, and funded the software and website. It also delivers Genius Spark-branded workshops, coaching and consulting, and that revenue belongs to Go mindShift LLC, not the Company. Go mindShift LLC may continue to provide services to the Company. The Manager may face conflicts in allocating opportunities, revenue, expenses and his time between the two companies, and the Operating Agreement presumes that transactions he approves in good faith are fair.

The Company's move to subscription pricing and version 2.0 of its platform may not succeed. The Company has historically sold one-time licenses of about $25 per person. It plans to move to annual per-seat subscriptions and to build a mobile app, Slack and Microsoft Teams integrations, AI-assisted reports, dashboards and analytics, and a multi-assessment engine. Software development may cost more or take longer than expected, and existing clients may not convert to subscriptions or accept recurring pricing.

The Company's use of artificial intelligence and handling of personal data create risks. The platform stores personality and strengths profiles for thousands of users. AI-generated content may be inaccurate or biased, and the platform could suffer a security breach or fail to comply with evolving privacy, data protection and AI laws, any of which could result in liability, reputational harm and additional costs.

The Company's revenue is concentrated. Construction and capital-project clients have historically been the largest source of Genius Spark business, and growth to date has come from word of mouth and a network of certified coaches, without paid marketing. A slowdown in construction, the loss of a few large clients or coaches, or a failure to grow beyond the current network would adversely affect revenue. The coach certification program was paused in 2025 and produced no revenue that year, and its relaunch may not succeed.

The Company is subject to significant competition. The Company competes with assessment publishers such as Gallup, Wiley, The Myers-Briggs Company, Kolbe and Herrmann, and with assessment software platforms such as Predictive Index, many of which have far greater resources and well-established brands. Competitors could offer similar tools or AI features, or restrict the use of their assessments with third-party platforms. The Company's success will depend in part on its ability to distinguish itself from competitors at competitive prices.

The Company's growth relies on market acceptance. While the Company believes there will be significant demand for its platform and services, there is no assurance of broad acceptance, particularly if competitors offer products that prospective customers prefer. In that event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company must significantly expand in order to implement its business plan. To implement its business plan, the Company will need to expand significantly, including hiring personnel and building sales and operations it has not had before. There can be no assurance that the Company will be able to complete such expansion or manage its growth successfully. Such expansion may place significant strain on the Company's personnel, operational and financial resources, and any failure in this respect would likely have a material adverse effect on the Company's business and financial condition.

The Company may be unable to protect its intellectual property. The Company owns registered trademarks, but the Genius Spark book and related materials have no copyright registration, and the software and website were developed for Go mindShift LLC and assigned to the Company by the Manager. The Company cannot guarantee that it can safeguard or deter misappropriation of its intellectual property, detect unauthorized use, or enforce its rights, and third parties could challenge its ownership. If third parties infringe or misappropriate the Company's intellectual property, the Company's business could be seriously harmed.

The Company may need additional capital. The Company may generate operating losses as it develops its platform and expands into new markets, and may need to raise additional capital through future offerings to fund product development, sales and marketing, and operations. There can be no assurance that additional capital will be available. If the Company cannot raise sufficient capital to reach the point where the business is cash-flow positive, it may not be able to implement its growth strategy, and future financings may dilute investors.

The Company is unlikely to make distributions for the foreseeable future. The Company intends to reinvest its cash in growth. Distributions are made in the sole discretion of the Manager, and investors should not expect ongoing distributions or payment of the Preferred Return in the near term.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is a speculative investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a return on their Securities, or that investors will not lose their entire investment. Each prospective investor should carefully read this Form C, the Operating Agreement, the Subscription Agreement and these Offering Risk Factors, and should consult with their attorney, tax advisors and business advisors before investing.

Investors will have no voting rights and no control over the Company. The Units are non-voting. The Manager holds 100% of the Common Units and all of the voting power, and will continue to control the Company after the Offering, including the election and removal of the Manager, amendments to the Operating Agreement (other than the limited protective provisions), issuances of additional Units, and any sale, merger or dissolution of the Company.

The Preferred Return is not guaranteed. The 8% Preferred Return is an accrual, not a debt or a guaranteed payment. It is payable only from Distributable Cash, which the Manager may retain for working capital, growth or other purposes in his sole discretion. Accrued Preferred Return does not compound, and Bonus Units do not earn a Preferred Return.

Investors' Units may be redeemed at a formula price. Once an investor has received its full Preferred Return and capital, the Company may redeem the investor's Units at four times trailing twelve-month EBITDA multiplied by the investor's percentage of total Units, subject to a floor equal to the investor's original capital contribution. Because EBITDA is calculated by the Manager and adjusted for non-recurring and non-cash items, the price may be less than the value of the Units at that time, and the Company may pay it over two years. The True-Up Payment applies only to qualifying events within 12 months after a redemption. The Company may also repurchase Units at a Fair Market Value determined by the Manager for regulatory reasons, or if a holder's Units are worth less than $1,000.

Investors may be required to sell their Units in a sale of the Company. Under the drag-along provision, if the holders of a majority of the Common Units approve a sale of the Company, investors must sell or exchange their Units on the same terms as similarly situated holders and may not exercise appraisal or dissenters' rights.

Investor will not have a right to withdraw its investment. Investors should not consider investing in the Securities unless they are able to hold the Securities for an indefinite period without the need for liquidity.

The Manager has limited duties to investors and is entitled to indemnification. To the fullest extent permitted by Wyoming law, the Manager owes no fiduciary duties to holders of Units except as expressly provided in the Operating Agreement, may consider the interests of the Common Unit holders and others, may engage in other businesses, and is not required to devote full time to the Company. The Company will indemnify the Manager and any officers against claims arising from the management of the Company, except for fraud, willful misconduct or a knowing violation of

law. As a result, investors may have a more limited right of action against the Manager than they would have absent these provisions.

Investors will be diluted. Bonus Units (which could add up to approximately 25% of the Units sold), the Units issued to Vicinity (2% of the amount raised), the 50,000 reserved Common Units (including any future grant to key personnel), and future issuances approved by the Common Unit holders will dilute investors' share of distributions made after the Preferred Return and capital have been repaid, and of any redemption price.

Investors will owe tax on their share of the Company's income whether or not they receive distributions. Each investor will receive a Schedule K-1 and must report its share of the Company's taxable income even if the Company makes no cash distributions. K-1s may be delivered late, which may require investors to extend their own tax returns.

The Securities will have limited transferability. Investors must represent in the Subscription Agreement that they are acquiring the Securities for investment and not with a view to distribution or resale. The Securities have not been registered under the Securities Act or any state securities laws and cannot be sold unless they are registered or an exemption is available. After the one-year Regulation Crowdfunding restriction period, transfers remain subject to the Company's right of first refusal and the other conditions in the Operating Agreement. There is no current market for the Securities, none is expected to develop, and investors cannot expect to be able to liquidate their investment in an emergency.

The price of the Securities is arbitrary. The $10.00 price per Unit and the $3,000,000 pre-money valuation were determined by the Company primarily based on its capital needs, and bear no relationship to any established criteria of value such as book value, earnings or distributions.

The Offering is not registered with the Securities and Exchange Commission or state securities authorities. The Securities are offered in reliance on the exemption from registration in Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Prospective investors will not have the benefit of review of this Offering by the Securities and Exchange Commission or any state securities regulatory authority.

The Company may fail to comply with Regulation Crowdfunding. If the Company fails to comply with the requirements of Regulation Crowdfunding, investors may have the right to rescind their purchase of the Securities. If a number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company and the investment of the remaining investors.

Disputes must be brought in Wyoming. The Operating Agreement and Subscription Agreement require disputes to be brought exclusively in state or federal courts located in Wyoming, and the prevailing party may recover its attorneys' fees. This may make it more costly or difficult for investors to bring claims.

The Company will have limited reporting obligations. The Company is not, and does not plan to become, a reporting company under the Securities Exchange Act of 1934. Its only ongoing reporting obligation is an annual report under Regulation Crowdfunding, which may end in certain circumstances, and it has no obligation to have its financial statements audited.

Exhibits

A) The Genius Spark LLC Operating Agreement

B) Genius Spark Investor Subscription Agreement

C) The Genius Spark Reviewed Financials

D) Genius Spark Testing the Waters Page

AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE GENIUS SPARK LLC

A Wyoming Limited Liability Company

Effective Date: October 14, 2026

This Amended and Restated Limited Liability Company Operating Agreement (this "Agreement") of The Genius Spark LLC, a Wyoming limited liability company (the "Company"), is entered into as of the date written above by and among the Company, the Manager, the initial Member whose signature appears on the signature page hereof, and the future Members who execute a joinder agreement or separate signature page hereto.

RECITALS:

WHEREAS, the Company was formed under the laws of the State of Wyoming by the filing of the Articles of Organization with the Wyoming Secretary of State on August 7, 2023;

WHEREAS, following the formation of the Company, the initial Member adopted or otherwise caused an operating agreement to be maintained in the Company's records (the "Original Agreement");

WHEREAS, the initial Member now desires to amend, restate and replace the Original Agreement in its entirety as set forth herein;

WHERAS, prior to or contemporaneously with the execution of this Agreement, the initial Member has contributed to the Company certain intellectual property and related assets described on Exhibit B;

WHEREAS, the Company also owns certain registered trademarks that were not contributed by the initial Member and are identified on Exhibit B;

WHEREAS, the Company is conducting an offering of Non-Voting Preferred Units pursuant to Regulation Crowdfunding; and

WHEREAS, the Company, the Manager and the initial Member desire to enter into this Agreement to set forth the rights and obligations of the initial Member, future Members and the Manager and to govern the operation, management and affairs of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following capitalized terms shall have the meanings set forth below when used in this Agreement. Additional terms may be defined elsewhere in this Agreement, in which case such definitions shall control.

"Act" means the Wyoming Limited Liability Company Act, Wyo. Stat. Ann. § 17-29-101 et seq., as amended from time to time, or any successor statute.

"Agreement" means this Amended and Restated Limited Liability Company Operating Agreement of The Genius Spark LLC, as amended from time to time.

"Articles of Organization" means the Limited Liability Company Articles of Organization of the Company as filed with the Wyoming Secretary of State on August 7, 2023, as amended from time to time.

"Business" means the business of developing, marketing, licensing, selling, and delivering proprietary personal development, leadership development, team-building, coaching, training, assessment, and talent optimization products and services, including without limitation the Genius Spark® methodology, Genius Portrait tools, strengths-based assessment interpretations, educational content, books, workshops, facilitation programs, software applications, digital platforms, subscriptions, certifications, consulting services, and related intellectual property; and acquiring, owning, protecting, licensing, and exploiting intellectual property associated therewith; and engaging in any other lawful business activities permitted under the laws of the state of Wyoming.

"Buyout Per-Unit Value" has the meaning set forth in Section 10.2(b)(iii). It represents the implied per-unit enterprise value used to calculate the Redemption Price, equal to (TTM EBITDA x 4.0) / Total Units Outstanding as of the date of the Redemption Notice.

"Capital Account" has the meaning set forth in Section 6.2.

"Capital Contribution" means any contribution to the capital of the Company in cash or property made by or on behalf of an Equity Owner. "Initial Capital Contribution" means the initial contribution made at the time of admission as an Equity Owner.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" means the class of membership units described in Section 3.1(a) of this Agreement, which carry full voting rights and all other rights and obligations of Common Unit holders under this Agreement.

"Company" means The Genius Spark LLC, a Wyoming limited liability company.

"Distributable Cash" means cash held in the bank accounts of the Company (or in such other liquid accounts as the Manager may designate), after payment of or reservation for: (i) all current and near-term liabilities and obligations of the Company then due or becoming due; (ii) anticipated capital expenditures and working capital needs as determined by the Manager in good faith; and (iii) any required debt service reserves.

"EBITDA" means, for any measurement period, the Company's net income or net loss, increased by interest expense, income tax expense, depreciation expense, and amortization expense, and adjusted to exclude any extraordinary, non-recurring, or non-cash items, all as determined by the Manager in good faith based on the Company's regularly prepared financial statements using accounting methods consistently applied by the Company.

"Economic Interest" means only an Equity Owner's right to share in the profits, losses, and distributions of the Company, without any right to vote on or participate in the management or affairs of the Company.

"Economic Interest Owner" means a Person who holds an Economic Interest but has not been admitted as a Member of the Company.

"Equity Owner" means any Member or Economic Interest Owner.

"Lookback Period" means the twelve (12) month period following the Redemption Date during which the True-Up protection under Section 10.2(d) applies.

"Manager" means the Person serving as the Manager of the Company from time to time as provided in Article IV. As of the Effective Date, the initial Manager is Morris R. "Rex" Miller.

"Member" means each Person admitted as a member of the Company in accordance with this Agreement. As of the Effective Date, the initial Member is Morris R. "Rex" Miller.

"Net Income" and "Net Loss" mean, for each fiscal year or other relevant period, the excess of Income over Loss, or the excess of Loss over Income, respectively, for such period as determined for federal income tax purposes (excluding items specially allocated under Article VII).

"Non-Voting Preferred Units" means the class of membership units described in Section 3.1(b) of this Agreement, which carry no voting rights and carry the economic preferences and other rights set forth in this Agreement.

"Person" means any individual, corporation, partnership, limited liability company, trust, estate, governmental authority, or other entity.

"Preferred Return" means, with respect to each holder of Non-Voting Preferred Units, an amount equal to eight percent (8%) per annum of such holder's Unreturned Preferred Capital Contribution for each full calendar year, prorated for any partial year on the basis of actual days elapsed in a 365/366-day year, and determined as of December 31 of each year. Accrued Preferred Return is cumulative to the extent not distributed and shall not compound and shall be payable solely from distributions made pursuant to this Agreement and shall not constitute indebtedness of the Company.

"Preferred Unit Price" means $10.00 per Non-Voting Preferred Unit, unless otherwise approved by the holders of a majority of Common Units.

"Qualifying Financing Event" has the meaning set forth in Section 10.2(d). It includes any sale of all or substantially all Company assets or equity, any merger or change of control, any equity financing round at a higher implied per-unit value, or any recapitalization at a higher implied value, in each case occurring within the Lookback Period.

"Qualifying Event Per-Unit Value" has the meaning set forth in Section 10.2(d), being the per-unit implied equity value established by a Qualifying Financing Event, calculated as total equity consideration or post-money equity valuation divided by total Units issued and outstanding immediately prior to such event on a fully diluted basis.

"Redeemed Investor" has the meaning set forth in Section 10.2, being the Non-Voting Preferred Unit holder whose Units are being redeemed by the Company pursuant to that Section.

"Redeemed Units" has the meaning set forth in Section 10.2(b)(i), being the Non-Voting Preferred Units held by the Redeemed Investor that are subject to a redemption under Section 10.2.

"Redemption Date" means the date on which the closing of a redemption under Section 10.2 occurs and the Redeemed Investor transfers the Redeemed Units to the Company.

"Redemption Notice" has the meaning set forth in Section 10.2, being the written notice delivered by the Company to a Non-Voting Preferred Unit holder initiating the redemption process.

"Redemption Price" has the meaning set forth in Section 10.2(b), being the amount payable to the Redeemed Investor in exchange for the Redeemed Units, calculated as (TTM EBITDA x 4.0) x (Redeemed Units / Total Units Outstanding), subject to the capital contribution floor described therein.

"Reg CF" or "Regulation Crowdfunding" means Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended and set forth in 17 C.F.R. Part 227, as amended from time to time.

"Reg CF Lock-Up Period" has the meaning set forth in Section 9.2, being the one-year period after issuance during which Non-Voting Preferred Units issued under Reg CF may not be transferred except to the permitted transferees described therein.

"Transfer" has the meaning set forth in Section 9.1, meaning any sale, assignment, pledge, hypothecation, gift, bequest, or other direct or indirect disposition of all or any portion of a Member's Units or any economic interest therein, whether voluntary, involuntary, or by operation of law.

"Treasury Regulations" or "Regulations" means the regulations promulgated under the Code, including temporary and proposed regulations, as amended from time to time.

"True-Up Payment" has the meaning set forth in Section 10.2(d), being the additional cash amount payable to a Redeemed Investor if a Qualifying Financing Event occurs within the Lookback Period at a Qualifying Event Per-Unit Value exceeding the Buyout Per-Unit Value.

"TTM EBITDA" has the meaning set forth in Section 10.2(b)(i), being the Company's EBITDA for the trailing twelve calendar months ending on the last day of the month immediately preceding the date of the applicable Redemption Notice.

"Units" means the units of each class representing a Member's interest in the Company, including all rights and obligations attributable to such units under this Agreement and the Act.

"Unreturned Preferred Capital Contribution" means, with respect to any holder of Non-Voting Preferred Units at any time, the aggregate Capital Contributions made by such holder with respect to such Non-Voting Preferred Units, reduced by the aggregate amount of distributions actually received by such holder and applied pursuant to Sections 8.2 and 8.3 as a return of such Capital Contributions. If any Non-Voting Preferred Units are transferred in accordance with this Agreement, the transferee shall succeed to the portion of the transferor's Unreturned Preferred Capital Contribution attributable to the transferred Units. Non-Voting Preferred Units that are designated as "Bonus Units" in a separate Subscription Agreement between the Company and the Member in the Regulation Crowdfunding Offering shall not increase such Member's Capital Contribution or Capital Account for purposes of calculating their Capital Contribution, Capital Account, any Preferred Return or their Unreturned Preferred Capital Contribution.

ARTICLE II
FORMATION AND COMPANY INFORMATION

2.1 Name; Formation. The name of the Company is The Genius Spark LLC. The Company was formed upon the filing of the Articles of Organization. The Company shall be governed by the Act, except as modified by the Articles of Organization or this Agreement.

2.2 Term. The term of the Company is perpetual, unless the Company is earlier dissolved and its affairs wound up in accordance with this Agreement or the Act.

2.3 Principal Office; Registered Agent. The principal office of the Company shall be located at 404 Paluxy Street, Glen Rose, Texas 76043, or such other place as the Manager may designate from time to time. The initial registered agent of the Company shall be Registered Agents Inc. with an address of 30 N. Gould Street, Suite R, Sheridan, WY 82801, or such other person and address as the Manager may designate in accordance with the Act.

2.4 Purpose. The purpose of the Company is to own and operate the Business, and all activities incidental or related thereto, and any other lawful business activity approved by the Manager.

2.5 EIN. The Company has been assigned Employer Identification Number 93-2773873.

ARTICLE III
OWNERSHIP INTERESTS

3.1 Classes of Units. There shall be two classes of membership interests in the Company, each denominated in Units:

(a) Common Units. Common Units shall carry full voting rights and all other rights and obligations provided for Common Unit holders in this Agreement.

(b) Non-Voting Preferred Units. Non-Voting Preferred Units shall carry no voting rights whatsoever, except as expressly required by applicable law or as set forth in Section 5.3 (Protective Provisions). Non-Voting Preferred Units shall carry the economic preferences and other rights set forth in this Agreement.

3.2 Initial Common Units; Founding Member. As of the Effective Date, the Company shall have authorized 350,000 Common Units, of which 300,000 Common Units are issued and outstanding and held by the Persons set forth on Exhibit A. The sole founder and Common Unit holder shall execute this Agreement as a Member. The foregoing is reflected on Exhibit A attached hereto.

3.3 Non-Voting Preferred Units. The Company is authorized to issue Non-Voting Preferred Units (including Bonus Units, as described in the Form C and Subscription Agreement) in connection with its Regulation Crowdfunding offering and any future issuances approved by the Manager and, to the extent required by this Agreement, a majority of the outstanding Common Unit holders. The following terms apply to all Non-Voting Preferred Units:

(a) Price. Unless otherwise approved by the Common Unit holders, Non-Voting Preferred Units shall be issued at a price of $10.00 per Unit (the "Preferred Unit Price").

(b) No Voting Rights. Holders of Non-Voting Preferred Units shall have absolutely no right to vote on or consent to any matter relating to the management or affairs of the Company, including but not limited to the election or removal of the Manager, the approval of any transaction, amendment, or dissolution, or any other matter submitted to the Members for a vote. This restriction shall be absolute and shall not be waived or modified except by a written amendment to this Agreement approved in accordance with Section 5.3.

(c) No Capital Calls. Holders of Non-Voting Preferred Units shall not be subject to any capital calls, assessments, or obligations to make additional capital contributions to the Company under any circumstances. The only obligation of a Non-Voting Preferred Unit holder to the Company is the payment of the Preferred Unit Price at the time of subscription.

(d) Preferred Return. Each holder of Non-Voting Preferred Units shall be entitled to receive the Preferred Return that is defined and set forth above.

(e) Liquidation and Transfer. Non-Voting Preferred Units shall be subject to the transfer restrictions set forth in Article IX, including the Regulation Crowdfunding transfer restrictions of Section 9.2.

(f) Company Redemption Rights. The Company holds an option, exercisable at any time after the holder's full Preferred Return and original Capital Contribution have been returned through distributions, to redeem all Units held by any individual Non-Voting Preferred Unit holder at a price equal to four times (4x) the Company's trailing twelve-month EBITDA multiplied by such holder's pro-rata ownership percentage, subject to the good-faith protection and True-Up Payment provisions set forth in Section 10.2. The Company also holds the redemption options set forth in Sections 9.7 and 9.8.

3.4 Additional Units. The Manager may, upon the approval of the holders of a majority of the outstanding Common Units, authorize the issuance of additional Common Units or Non-Voting

Preferred Units. No such issuance shall be made on terms that would materially and adversely affect the rights, preferences, or economic interests of existing Non-Voting Preferred Unit holders without the prior written consent required under Section 5.3.

3.5 No Fractional Units. The Company shall not issue fractional Units. All Unit calculations resulting in a fraction shall be rounded down to the nearest whole Unit.

ARTICLE IV
MANAGEMENT

4.1 Management by the Manager. Except as otherwise expressly provided in this Agreement, the management, operation, and control of the Company and its business are vested in a sole Manager (the "Manager"). The Manager shall have all powers necessary or desirable to carry out the purposes and business of the Company, including the authority to bind the Company in contract, open and maintain bank accounts, hire and discharge employees, execute instruments and agreements, and take all other actions in furtherance of the Company's business. The acts of the Manager, when authorized under this Agreement, shall bind the Company. No Member (in such Member's capacity as a Member) shall have any authority to act for or bind the Company.

4.2 Initial Manager. The initial Manager of the Company shall be Morris R. “Rex” Miller. The Manager shall serve until resignation, death, disability, or removal as provided herein.

4.3 Election and Removal. The Manager shall be elected and may be removed by the affirmative vote of the holders of a majority of the outstanding Common Units, with or without cause.

4.4 Resignation. The Manager may resign upon written notice to the Company and the Common Unit holders.

4.5 Vacancy. If the position of Manager becomes vacant for any reason, a successor Manager shall be elected by the holders of a majority of the outstanding Common Units as promptly as practicable.

4.6 Reserved Matters. Notwithstanding Section 4.1, the following actions shall require the prior approval of the holders of a majority of the outstanding Common Units (in addition to Manager approval):

(a) Admission of new Common Unit holders or issuance of additional Common Units;

(b) Amendment of this Agreement or the Articles of Organization, except as permitted under Section 12.2;

(c) Approval of a merger, consolidation, or sale of all or substantially all of the assets of the Company;

(d) Dissolution of the Company; and

(e) Any other matter expressly requiring Member approval under this Agreement or the Act.

4.7 Officers. The Manager may appoint one or more officers of the Company, including a President, Vice President, Secretary, Treasurer, and such other officers as the Manager deems appropriate. Officers shall serve at the pleasure of the Manager and shall have such authority as the Manager may delegate to them.

4.8 Liability; Indemnification. Neither the Manager nor any officer shall be personally liable for any debt, obligation, or liability of the Company solely by reason of serving in such capacity. The Company shall indemnify, defend, and hold harmless each Person who serves or has served as the Manager or as an officer of the Company from and against any claims, damages, losses, liabilities, costs, and expenses (including reasonable attorneys' fees) incurred by reason of any act or omission in connection with the management of the Company's business, provided that such act or omission did not constitute fraud, willful misconduct, or a knowing violation of law. The foregoing indemnification shall be funded solely from Company assets; no Member shall be personally obligated to fund any indemnification obligation.

4.9 Conflicts of Interest. The Manager and any officer may engage in other business activities and shall not be required to devote full time to the management of the Company. Any transaction between the Company and the Manager or an affiliate of the Manager approved by the Manager in good faith shall be presumed fair and shall not be voidable solely because of such relationship.

4.10 Limitation of Duties. The Manager shall manage the affairs of the Company in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company. To the fullest extent permitted by the Act, the Manager shall not owe any fiduciary duty to holders of Non-Voting Preferred Units except as expressly provided in this Agreement. The Manager may consider the interests of the Company, the Common Unit holders, creditors, employees, and other stakeholders and shall have no obligation to give priority to the interests of any particular holder of Non-Voting Preferred Units.

ARTICLE V
MEMBER VOTING

5.1 Voting Rights of Common Unit Holders. Except as otherwise provided in this Agreement, all voting rights of the Members are vested exclusively in the holders of Common Units. Each Common Unit shall entitle its holder to one (1) vote on all matters submitted to the Common Unit holders for approval, including the election and removal of the Manager. Unless this Agreement requires a higher threshold or the Act requires otherwise, approval of any matter submitted to the Common Unit holders shall require the affirmative vote of holders of a majority of the outstanding Common Units.

5.2 No Voting Rights of Non-Voting Preferred Unit Holders. Holders of Non-Voting Preferred Units shall have no voting rights whatsoever with respect to any matter relating to the management or affairs of the Company, including but not limited to the election or removal of the Manager, any merger or sale of the Company, any amendment to this Agreement, or any dissolution of the Company. This Section may not be modified without the consent required under Section 5.3.

5.3 Protective Provisions. Notwithstanding Section 5.2, and in addition to any other approval required under this Agreement, the following actions shall require the prior approval of the holders of a majority of the outstanding Non-Voting Preferred Units:

(a) Any amendment to this Agreement that would (i) reduce the Preferred Return rate, (ii) alter the distribution waterfall set forth in Sections 8.2 or 8.3 in a manner adverse to the Non-Voting Preferred Unit holders, or (iii) modify the definition of Unreturned Preferred Capital Contribution;

(b) The creation or authorization of any class of Units senior to the Non-Voting Preferred Units with respect to liquidation distributions; and

(c) Any action that would impose capital calls or other financial obligations on Non-Voting Preferred Unit holders beyond their initial subscription amount.

Holders of Non-Voting Preferred Units voting pursuant to this Section 5.3 shall have one (1) vote per Non-Voting Preferred Unit held, and such vote shall be conducted as a separate class vote.

5.4 Member Actions; Meetings. Actions of the Members may be taken at a meeting duly called and held, or by written consent (including electronic consent) without a meeting signed by the holders of at least the minimum percentage of Units required to approve the action in question. The Manager may call a meeting of the Common Unit holders upon not less than ten (10) days prior written notice. Any meeting may be held by telephone, video conference, or other electronic means. The Company shall not be required to hold annual meetings. Any action requiring Member approval may be taken by written consent, electronic consent, or electronic voting through a crowdfunding platform, investor portal, or other electronic system designated by the Manager.

ARTICLE VI
CAPITAL CONTRIBUTIONS AND ACCOUNTS

6.1 Capital Contributions. Each Member's Capital Contribution to the Company shall be as set forth on Exhibit A (as updated from time to time to reflect admitted Members and their contributions). No Member shall be required to make any additional Capital Contribution without such Member's written consent. No interest shall be paid on any Capital Contribution.

6.2 Capital Accounts. A separate Capital Account shall be maintained for each Equity Owner in accordance with the following rules:

(a) Each Equity Owner's Capital Account shall be credited with (i) such Equity Owner's Capital Contributions, (ii) such Equity Owner's allocable share of Net Income and items of income and gain, and (iii) the fair market value of any property contributed by such Equity Owner (net of liabilities assumed by the Company in connection therewith).

(b) Each Equity Owner's Capital Account shall be debited with (i) the amount of cash distributed to such Equity Owner, (ii) the fair market value of property distributed to such Equity Owner (net of liabilities of the Company assumed by such Equity Owner in connection therewith), and (iii) such Equity Owner's allocable share of Net Loss and items of loss and deduction.

(c) Capital Accounts shall be adjusted to reflect any revaluation of Company property as permitted under the applicable Treasury Regulations.

6.3 No Interest; No Return of Contributions. No Member shall be entitled to interest on such Member's Capital Contribution or to a return of such contribution, except as specifically provided in this Agreement or upon dissolution of the Company. No Member shall have priority over any other Member with respect to return of Capital Contributions, except as provided in the distribution waterfall in Article VIII.

ARTICLE VII
ALLOCATIONS

7.1 Allocation of Net Income and Net Loss. Except as otherwise provided herein, Net Income and Net Loss for each fiscal year shall be allocated among the Equity Owners as follows:

(a) Net Income. Net Income shall be allocated: first, to the Non-Voting Preferred Unit holders in proportion to their respective accrued but undistributed Preferred Returns, until such accrued Preferred Returns are fully allocated; second, to the Non-Voting Preferred Unit holders in proportion to their Unreturned Preferred Capital Contributions, until each such holder's Capital Account equals such holder's Unreturned Preferred Capital Contribution; and third, the remaining Net Income, if any, shall be allocated to all Equity Owners pro rata in proportion to their respective Unit holdings.

(b) Net Loss. Net Loss shall be allocated to all Equity Owners pro rata in proportion to their respective Unit holdings; provided, however, that Net Loss shall not be allocated to any Equity Owner to the extent such allocation would cause or increase a negative balance in such Equity Owner's Capital Account beyond such Equity Owner's obligation (if any) to restore a deficit Capital Account balance.

7.2 Tax Allocations. For income tax purposes, each item of Company income, gain, loss, deduction, and credit shall be allocated among the Equity Owners in the same manner as its corresponding item is allocated for book purposes pursuant to Section 7.1, except as may be required by Section 704(c) of the Code and the applicable Treasury Regulations. The parties intend that this Agreement shall be construed in a manner consistent with the requirements of Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder. Allocations pursuant to this Agreement are solely for tax purposes and shall have no effect on any Equity Owner's rights or obligations other than as provided in this Agreement.

ARTICLE VIII
DISTRIBUTIONS

8.1 Tax Distributions. To the extent that the Company has available Distributable Cash and in the Manager's reasonable determination such distributions are appropriate, the Manager may cause the Company to make cash distributions to each Member in amounts reasonably estimated to equal such Member's federal and state income tax liability arising from such Member's allocable share of the Company's taxable income ("Tax Distributions"). Tax Distributions shall be treated as advances against, and shall reduce, the next regular distribution otherwise payable to such Member pursuant to Section 8.2. Tax Distributions shall be made on a pro rata basis among all

Equity Owners based on their respective Unit holdings, taking into account the distribution waterfall set forth in Section 8.2.

8.2 Operating Distributions. Subject to the retention of reasonable reserves for the Company's working capital needs, debt service obligations, and anticipated capital expenditures as determined by the Manager, Distributable Cash from operations shall be distributed to the Equity Owners as follows and in the following order of priority:

(a) First, 100% of Distributable Cash shall be distributed to the holders of Non-Voting Preferred Units, pro rata among such holders in proportion to their respective Unreturned Preferred Capital Contributions plus the accrued undistributed Preferred Return, until each Non-Voting Preferred Unit holder has received (i) the full amount of all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units and (ii) a full return of such holder's Unreturned Preferred Capital Contribution.

(b) Thereafter, all remaining Distributable Cash shall be distributed to all Equity Owners (including holders of Non-Voting Preferred Units and holders of Common Units) pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

The Manager shall determine the timing and amount of distributions in the Manager's sole discretion. The Company is not required to make any particular distribution or to make distributions at any regular interval.

Notwithstanding anything contained herein, the Manager shall have sole discretion regarding whether any Distributable Cash will be distributed or retained for working capital, growth initiatives, acquisitions, reserves, debt repayment, operating expenses, or other Company purposes. Investors in the Reg CF offering should not have any expectation of ongoing distributions from the Company.

8.3 Liquidating Distributions. Upon dissolution, liquidation, or winding up of the Company, or upon the sale of all or substantially all of the Company's assets, the Company's available assets, after payment of or provision for all debts, liabilities, and obligations of the Company (including the expenses of winding up and the establishment of such reserves as the Manager or liquidating trustee deems reasonably necessary for contingent or unknown liabilities), shall be distributed to the Equity Owners in the following order of priority:

(a) First, to the Non-Voting Preferred Unit holders, pro rata in proportion to their respective Unreturned Preferred Capital Contributions plus accrued but unpaid Preferred Return, until each such holder has received the full amount of (i) all accrued and unpaid Preferred Return and (ii) such holder's Unreturned Preferred Capital Contribution.

(b) Thereafter, any remaining assets shall be distributed to all Equity Owners pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

8.4 Withholding. The Company is authorized to withhold from any distribution to any Member such amounts as may be required to be withheld by applicable federal, state, or local tax law. Any amounts so withheld shall be treated as having been distributed to such Member for all

purposes of this Agreement. Each Member agrees to cooperate with the Company and to provide such certifications and other information as the Company may reasonably request to minimize the amount of any required withholding.

8.5 **Limitations on Distributions.** Notwithstanding anything herein to the contrary, no distribution shall be made to any Equity Owner if, after giving effect to such distribution, the Company would be unable to pay its debts as they become due in the ordinary course of business, as determined by the Manager in good faith and in accordance with the Act.

ARTICLE IX
TRANSFER RESTRICTIONS

9.1 **General Restriction on Transfer.** No Equity Owner may Transfer all or any portion of such Equity Owner's Units without compliance with the provisions of this Article IX. Any purported Transfer that does not comply with this Article IX shall be null and void and of no force or effect. "Transfer" means any sale, assignment, pledge, hypothecation, gift, bequest, or other direct or indirect disposition of all or any portion of a Member's Units or any economic interest therein, whether voluntary, involuntary, or by operation of law.

9.2 **Regulation Crowdfunding Transfer Restrictions.** Non-Voting Preferred Units issued pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act of 1933, as amended) ("Reg CF") may not be transferred by any purchaser of such Units during the one-year period beginning on the date such Units were issued (the "Reg CF Lock-Up Period"), unless the transfer is:

(a) to the Company;

(b) to an accredited investor (as defined in Rule 501(a) under Regulation D);

(c) as part of an offering registered with the Securities and Exchange Commission; or

(d) to a member of the family of the purchaser (including a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), to a trust controlled by the purchaser, or to a trust created for the benefit of a family member of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance, in each case in compliance with applicable securities laws.

After expiration of the Reg CF Lock-Up Period, transfers of Non-Voting Preferred Units shall remain subject to the right of first refusal set forth in Section 9.4 and all applicable securities laws.

9.3 **Permitted Transfers of Common Units.** A Common Unit holder may transfer Common Units to a trust, family limited partnership, or similar estate planning vehicle for the benefit of such holder or such holder's immediate family members, provided that (a) such holder retains effective control of such vehicle, (b) such holder provides prior written notice to the Manager, (c) the transferee agrees in writing to be bound by this Agreement, and (d) the transfer does not violate applicable securities laws. Any other transfer of Common Units shall require the prior written consent of the holders of a majority of the outstanding Common Units (excluding the Units of the transferring holder).

9.4 Right of First Refusal. If any Equity Owner (the "Selling Holder") desires to transfer all or any portion of such holder's Units (other than pursuant to a permitted transfer under Section 9.3, an exempt Reg CF transfer under Section 9.2, or a Drag-Along Sale pursuant to Section 9.9) to a bona fide third party purchaser (the "Third Party Purchaser"), the Selling Holder shall first deliver written notice to the Company (the "Transfer Notice") setting forth in reasonable detail: (a) the number and class of Units proposed to be transferred; (b) the identity of the Third Party Purchaser; (c) the purchase price and form of consideration; and (d) all other material terms of the proposed transfer.

(a) The Company shall have thirty (30) days after receipt of the Transfer Notice to elect to purchase all (but not less than all) of the Units described in the Transfer Notice on the same terms and conditions set forth therein by delivering written notice of such election to the Selling Holder.

(b) If the Company does not elect to exercise its right of first refusal within such thirty (30) day period, the Selling Holder may consummate the proposed transfer to the Third Party Purchaser on terms no more favorable to the Third Party Purchaser than those described in the Transfer Notice, within ninety (90) days following the expiration of the Company's thirty (30) day election period. Any such permitted transfer shall be subject to the transferee executing a joinder agreement to this Agreement in form and substance reasonably acceptable to the Manager.

(c) If the proposed transfer is not consummated within such ninety (90) day period, the Selling Holder must again comply with the procedures of this Section 9.4 before effecting any transfer.

9.5 Securities Law Compliance. No transfer of Units of any class shall be permitted unless the Manager has received an opinion of counsel reasonably satisfactory to the Manager that the proposed transfer does not require registration under the Securities Act of 1933, as amended, or any applicable state securities laws, or unless such transfer is made pursuant to an effective registration statement. The Company has no obligation or intention to register any Units for resale.

9.6 Admission of Transferee as Member. A permitted transferee of Common Units shall be admitted as a Member only upon (a) execution of a joinder to this Agreement, (b) payment of any reasonable administrative fees charged by the Company, and (c) compliance with all conditions set forth in this Article IX. A permitted transferee of Non-Voting Preferred Units that satisfies the requirements of Sections 9.2, 9.4, and 9.5 shall hold such Units as an Economic Interest Owner with the economic rights of a Non-Voting Preferred Unit holder but without any rights of a Member unless and until admitted as a Member in accordance with this Section 9.6.

9.7 Regulatory Repurchase Right. Notwithstanding anything to the contrary contained in this Agreement, the Company shall have the right, but not the obligation, to repurchase all or any portion of the Units held by any Member or Economic Interest Owner if the Manager determines in good faith that such ownership, transfer or continued ownership of such Units:

(a) could reasonably be expected to cause the Company to violate any applicable federal or state securities law, Regulation Crowdfunding requirements, broker-dealer regulations, anti-money laundering requirements, sanctions laws, tax laws, or other applicable law or regulation;

(b) could reasonably be expected to subject the Company to registration, reporting, licensing, or regulatory requirements not otherwise applicable to the Company;

(c) could reasonably be expected to jeopardize any exemption from securities registration relied upon by the Company; or

(d) could otherwise reasonably be expected to result in material legal, regulatory, tax, or administrative burdens on the Company.

The purchase price for any Units repurchased pursuant to this Section 9.7 shall be the Fair Market Value (defined below) of such Units. The Company shall provide written notice of any such repurchase and shall close the repurchase not less than thirty (30) days following delivery of such notice. The Fair Market Value determined by the Manager in good faith shall be final, conclusive, and binding absent manifest error.

9.8 De Minimis Holdings Repurchase Right. Notwithstanding anything to the contrary contained in this Agreement, the Company shall have the right, but not the obligation, at any time after the second anniversary of the issuance of any Non-Voting Preferred Units, to redeem or repurchase all (but not less than all) of the Units held by any holder whose Units have an aggregate Fair Market Value of less than One Thousand Dollars ($1,000) (or such other threshold determined by the Manager from time to time).

For purposes of this Section and Section 9.7, "Fair Market Value" shall mean the value of the Units as determined by the Manager in good faith based upon the most recent financing transaction, third-party valuation, redemption formula under this Agreement, or such other valuation methodology as the Manager reasonably determines to be appropriate under the circumstances. The Company shall provide the affected holder with not less than thirty (30) days' prior written notice of such repurchase. Upon payment of the applicable purchase price, the holder shall cease to have any rights with respect to such Units other than the right to receive the purchase price. The Manager's determination of Fair Market Value shall be final, conclusive, and binding absent manifest error.

9.9 Drag-Along Right. If the holders of a majority of the outstanding Common Units approve a merger, consolidation, sale of substantially all of the assets of the Company, sale of equity interests resulting in a change of control of the Company, or other transaction resulting in the sale of the Company (a "Drag-Along Sale"), each holder of Non-Voting Preferred Units and each other Equity Owner shall:

(a) consent to and raise no objection to the Drag-Along Sale;

(b) sell, transfer, exchange, or otherwise dispose of such holder's Units upon the same terms and conditions applicable to similarly situated holders;

(c) execute such agreements, instruments, and documents reasonably requested in connection with the Drag-Along Sale; and

(d) refrain from exercising any dissenters', appraisal, or similar rights to the extent permitted by applicable law.

No holder of Non-Voting Preferred Units shall be required to provide representations, warranties, covenants, indemnities, escrows, holdbacks, or other obligations that are greater in scope than those required of the holders of Common Units, except with respect to such holder's ownership of its Units. Each Equity Owner hereby irrevocably waives any rights of first refusal, co-sale rights, transfer restrictions, consent rights, or similar rights that would otherwise conflict with or impede the consummation of a Drag-Along Sale. The provisions of Section 9.4 (Right of First Refusal) shall not apply to any transfer, sale, exchange, merger, consolidation, or other disposition effected pursuant to this Section 9.9. Notwithstanding anything to the contrary contained in this Agreement, the rights and restrictions contained in Sections 9.3, 9.4, and 9.5 shall not operate to prevent, delay, or impair the consummation of a Drag-Along Sale.

ARTICLE X
WITHDRAWAL; REDEMPTION

10.1 <u>No Withdrawal.</u> No Member has the right to withdraw from the Company or to demand or receive the return of such Member's Capital Contribution or Units prior to dissolution of the Company, except as otherwise expressly provided in this Agreement. Any purported withdrawal in violation of this Section 10.1 shall be null and void.

10.2 <u>Company Redemption Right.</u> The Company shall have the right, but not the obligation, to redeem all (but not less than all) of the Non-Voting Preferred Units held by any individual Non-Voting Preferred Unit holder (the "Redeemed Investor") by delivering written notice to such holder (a "Redemption Notice"). The Company may exercise this right against individual holders independently and is not required to redeem all Non-Voting Preferred Unit holders simultaneously. The Redemption Notice shall specify the proposed Redemption Date (which shall be not less than thirty (30) days after delivery of the notice) and shall include the Company's calculation of the Redemption Price with supporting detail. The following terms govern this Section 10.2:

(a) **<u>Condition Precedent.</u>** The Company may not deliver a Redemption Notice to any Non-Voting Preferred Unit holder unless and until, as of the date of the Redemption Notice, such holder has received through prior distributions the full amount of both: (i) all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units, and (ii) a complete return of such holder's original Capital Contribution, such that such holder's Unreturned Preferred Capital Contribution equals zero. For the avoidance of doubt, the Company may not use this redemption right to substitute for its obligation to make distributions — the investor's Preferred Return and capital must first be fully paid out through the distribution waterfall in Section 8.2 before this buyout right is available.

(b) **<u>Redemption Price.</u>** The "Redemption Price" payable to the Redeemed Investor shall be calculated as follows:

(i) Base Formula. Redemption Price = (TTM EBITDA x 4.0) x (Redeemed Units / Total Units Outstanding).

Where "TTM EBITDA" means the Company's earnings before interest, taxes, depreciation, and amortization for the trailing twelve (12) calendar months ending on the last day of the month immediately preceding the date of the Redemption Notice, calculated from the Company's regularly prepared financial statements consistent with its standard

accounting practices; "Redeemed Units" means the number of Non-Voting Preferred Units held by the Redeemed Investor; and "Total Units Outstanding" means all Common Units and Non-Voting Preferred Units then issued and outstanding across all classes, treated as a single pool for this calculation.

(ii) Floor. Notwithstanding the foregoing, the Redemption Price shall not be less than the Redeemed Investor's original Capital Contribution (i.e., the aggregate Preferred Unit Price paid for the Redeemed Units), even where such amount has already been returned through prior distributions. This floor ensures the formula does not produce a perverse result during periods of low EBITDA.

(iii) Buyout Per-Unit Value. For purposes of the True-Up calculation in Section 10.2(d), the "Buyout Per-Unit Value" shall equal (TTM EBITDA x 4.0) / Total Units Outstanding (i.e., the implied per-unit enterprise value at the time of redemption).

(c) **Dispute; Payment.** The Redeemed Investor shall have fifteen (15) days after receipt of the Redemption Notice to dispute the Company's EBITDA calculation in writing, setting forth in reasonable detail the basis for any objection. If disputed, the parties shall attempt to resolve the disagreement in good faith within fifteen (15) days of the dispute notice. If unresolved, an independent certified public accounting firm mutually agreed upon by the parties (or, if the parties cannot agree, appointed by the American Arbitration Association) shall make a final and binding determination. The costs of such independent accountant shall be borne equally by the Company and the Redeemed Investor.

Payment of the Redemption Price shall be made: (i) in full in cash at the closing of the redemption; or (ii) at the Company's election, in three equal annual installments, with the first installment paid at closing and subsequent installments paid on the twelve-month and twenty-four-month anniversaries of the closing, together with interest on all deferred amounts at the Prime Rate (as published by the Wall Street Journal) plus one percent (1%) per annum. Upon receipt of the first installment (or full payment if paid at closing), the Redeemed Investor shall transfer the Redeemed Units to the Company free and clear of all liens and encumbrances and shall execute a general release of all claims against the Company arising out of or relating to such holder's ownership of the Redeemed Units.

(d) **Good-Faith Protection — Financing Event True-Up.** If, within twelve (12) months following the Redemption Date (the "Lookback Period"), the Company consummates a Qualifying Financing Event at a per-unit implied value exceeding the Buyout Per-Unit Value, the Company shall pay the Redeemed Investor an additional cash amount (the "True-Up Payment") calculated as follows:
True-Up Payment = (Qualifying Event Per-Unit Value - Buyout Per-Unit Value) x Redeemed Units.
"Qualifying Financing Event" means any of the following transactions closing during the Lookback Period: (A) a sale of all or substantially all of the Company's assets or equity; (B) a merger or consolidation resulting in a change of control of the Company; (C) any equity financing round (including any Regulation Crowdfunding offering, private placement, or other issuance of equity securities) at an implied per-unit value greater than the Buyout Per-Unit Value; or (D) any recapitalization of the Company at an implied per-unit value greater than the Buyout Per-Unit Value.
"Qualifying Event Per-Unit Value" means the per-unit implied enterprise value established by the Qualifying Financing Event, calculated as (total equity consideration or post-money

equity valuation implied by such event) / (total Units outstanding immediately prior to such event, on a fully diluted basis).

The True-Up Payment shall not exceed the amount necessary to bring the Redeemed Investor's total redemption proceeds (Redemption Price plus True-Up Payment) to the level the Redeemed Investor would have received had the Qualifying Event Per-Unit Value been used as the buyout price. The True-Up Payment shall be due and payable within thirty (30) days of the closing of the Qualifying Financing Event, together with a written statement showing the calculation in reasonable detail.

The following shall not constitute Qualifying Financing Events for purposes of this Section 10.2(d): (i) issuances of Units to employees, contractors, advisors, or service providers pursuant to any equity incentive or compensation arrangement; (ii) debt financings not involving an equity component or equity conversion right; or (iii) any transaction that was approved in writing by the Redeemed Investor prior to the applicable Redemption Date.

(e) **General.** Other than the specific redemption rights set forth in Sections 9.7 and 9.8, the redemption right set forth in this Section 10.2 shall be the Company's sole and exclusive right to compel the repurchase of Non-Voting Preferred Units for a reason other than de minimis holdings or regulatory problems. No Redeemed Investor shall have any obligation to accept a redemption unless the conditions of Section 10.2(a) are fully satisfied. Nothing in this Section 10.2 shall limit or otherwise affect the Company's obligation to make distributions to Non-Voting Preferred Unit holders in accordance with Article VIII prior to the exercise of any redemption. The True-Up right set forth in Section 10.2(d) shall survive the closing of any redemption and the execution of any general release, it being the intent of the parties that such release shall not be construed to waive the Redeemed Investor's right to receive the True-Up Payment if a Qualifying Financing Event occurs within the Lookback Period.

ARTICLE XI
DISSOLUTION AND WINDING UP

11.1 Events of Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) The written consent of the holders of a majority of the outstanding Common Units to dissolve the Company; or

(b) Any event requiring dissolution of the Company under the Act.

The bankruptcy, death, disability, or withdrawal of any Member shall not, by itself, cause the dissolution of the Company.

11.2 Winding Up. Upon dissolution, the Manager (or, if the Manager is unavailable, a liquidating trustee appointed by the holders of a majority of the outstanding Common Units) shall wind up the affairs of the Company as promptly as reasonably practicable. In connection with the winding up, the Manager or liquidating trustee shall:

(a) Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Manager or liquidating trustee determines to distribute assets in kind);

(b) Discharge or make reasonable provision for all liabilities and obligations of the Company, including contingent liabilities;

(c) Allocate any Net Income or Net Loss resulting from such liquidation in accordance with Article VII; and

(d) Distribute the remaining assets in accordance with Section 8.3.

Upon completion of the winding up and the final distribution of assets, the Company shall be deemed terminated and the Manager or liquidating trustee shall file Articles of Termination with the Wyoming Secretary of State.

11.3 Return of Contribution Nonrecourse. Upon dissolution, each Equity Owner shall look solely to the assets of the Company for the return of such Equity Owner's Capital Contribution. If the remaining Company assets are insufficient to return the Capital Contribution of any Equity Owner after satisfaction of all higher-priority claims under Section 8.3, such Equity Owner shall have no recourse against any other Equity Owner or the Manager.

ARTICLE XII
MISCELLANEOUS

12.1 Amendments. Except as otherwise provided in this Agreement (including the protective provisions of Section 5.3), this Agreement may be amended or modified only by a written instrument executed by the Manager and approved by the holders of a majority of the outstanding Common Units. Any amendment that would disproportionately and adversely affect the economic rights of any individual Equity Owner with respect to that Equity Owner's Units relative to other Units of the same class must also be consented to in writing by such adversely affected Equity Owner.

12.2 Investment Representations. Each Equity Owner acknowledges and agrees that: (a) the Units have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be resold, transferred, or otherwise disposed of unless registered or an exemption from registration is available; (b) with respect to Non-Voting Preferred Units, transfers are additionally subject to the restrictions of Regulation Crowdfunding and Section 9.2; (c) such Equity Owner is acquiring the Units for investment purposes and not with a view to distribution; and (d) the Company has no obligation or intention to register any Units for resale.

12.3 Entire Agreement. This Agreement, together with the Articles of Organization, Exhibit A and Exhibit B constitutes the entire agreement and understanding among the parties with respect to the governance, management, ownership, and affairs of the Company and supersedes all prior and contemporaneous agreements, understandings, negotiations, discussions, and representations, whether written or oral, relating to the subject matter hereof. Notwithstanding the foregoing, this Agreement does not supersede, amend, modify, terminate, impair, or otherwise affect any intellectual property assignment agreement, contribution agreement, license agreement, or other transfer document executed in connection with the contribution of assets to

the Company, all of which shall remain separate agreements and continue in full force and effect according to their terms.

12.4 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Wyoming, without regard to its conflict of law principles. To the extent any provision of this Agreement is inconsistent with a non-waivable provision of the Wyoming Limited Liability Company Act (Wyo. Stat. Ann. § 17-29-101 et seq., as amended), such provision of the Act shall control. For all other matters, this Agreement shall take precedence over the default rules of the Act.

12.5 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement or the affairs of the Company shall be brought exclusively in the state or federal courts located in Wyoming. Each party hereby consents to the personal jurisdiction and venue of such courts and waives any objection to improper venue or inconvenient forum. In any such action, the prevailing party shall be entitled to recover such party's reasonable attorneys' fees, costs, and expenses from the non-prevailing party.

12.6 Notices. All notices, demands, and other communications under this Agreement shall be in writing and shall be deemed delivered when (a) personally delivered, (b) sent by nationally recognized overnight courier (receipt confirmed), (c) sent by registered or certified mail (postage prepaid, return receipt requested), or (d) sent by email with confirmation of receipt from the recipient (not an automated read receipt), in each case to the address or email address set forth in the Company's records for the applicable party. Without limiting the foregoing, any notice, report, consent solicitation, financial statement, tax document, distribution notice, redemption notice, or other communication required or permitted under this Agreement may be delivered electronically through a crowdfunding platform, investor portal, cap table management platform, electronic document management system, or similar electronic service designated by the Company from time to time. Such electronic delivery shall constitute effective notice when made available to the applicable Equity Owner through such system and notice thereof is sent to the email address reflected in the Company's records.

12.7 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Electronic or digital signatures shall be deemed valid and binding to the same extent as original signatures.

12.8 Construction. This Agreement shall be construed according to its fair meaning and not strictly for or against any party. Singular terms include the plural and vice versa. Gender-specific references include all genders. Section headings are for convenience only and shall not affect interpretation. References to "include," "includes," or "including" shall be deemed to be followed by "without limitation."

12.9 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable law, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions of this Agreement shall remain in full force and effect.

12.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any rights in favor of any third party, including any creditor of the Company.

12.11 **Waiver.** The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of such party's right to enforce such provision or any other provision in the future. All waivers must be in writing signed by the waiving party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Limited Liability Company Operating Agreement as of the Effective Date first set forth above.

COMPANY:

DocuSigned by:
By: Morris R Miller
E47BC512CB24469...
Morris R. "Rex" Miller, as sole Manager

INITIAL MEMBER:

DocuSigned by:
Morris R Miller
E47BC512CB24469...
Morris R. "Rex" Miller, as Common Unit Holder

Being the sole Member as of the Effective Date

MANAGER:

DocuSigned by:
By: Morris R Miller
E47BC512CB24469...
Morris R. "Rex" Miller, as sole Manager

EXHIBIT A
OWNERSHIP TABLE
The Genius Spark LLC
As of the Effective Date

COMMON UNITS:

Morris R. "Rex" Miller 404 Paluxy Street Glen Rose, Texas 76043	300,000 Common Units
Capital Contribution:	$45,000, consisting of the intellectual property and related assets described on Exhibit B (in Sections 1-3, and not including the registered trademarks) that were contributed to the Company effective as of the Effective Date pursuant to the instruments of assignment identified therein.

Common Units Issued and Outstanding:	300,000
Common Units Reserved for future issuance:	50,000
Total Common Units Authorized:	350,000

NON-VOTING PREFERRED UNITS:

To be completed upon closing of the Regulation Crowdfunding offering

Preferred Unit Price: $10.00 per Unit
Maximum Non-Voting Preferred Units to be Issued: 100,000*
Corresponding Pre-Money Valuation: $3,000,000
Maximum Offering Amount: $1,000,000

CAPITALIZATION SUMMARY (BASED ON MAXIMUM OFFERING):*

Common Units Issued	300,000	75%
Non-Voting Preferred Units to be issued in Offering	100,000*	25%
Total Units	400,000*	100%

*The capitalization summary above excludes any Bonus Units issued pursuant to the offering. Depending on investor eligibility and participation, Bonus Units may increase the aggregate number of Non-Voting Preferred Units outstanding by up to approximately 25% of the Units sold in the offering, which would result in additional dilution to existing holders, including the Common Unit holders.

EXHIBIT B
INTELLECTUAL PROPERTY

The Genius Spark LLC
As of the Effective Date

---

1. Copyrights and Content

Description	Author	Registration No.	Assignment Instrument
Genius Spark (book) and derivative content, including workbooks, worksheets, packets, and training materials	Morris R. Miller	None. Copyright registration has not been obtained. Library of Congress Control No. 2023921119.	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. “Rex” Miller in favor of the Company

2. Software and Technology

Description	Source	Assignment Instrument
Genius Spark software application and digital platform	Developed for Go mindShift LLC	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. “Rex” Miller in favor of the Company
Website	Developed for Go mindShift LLC	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. “Rex” Miller in favor of the Company
Client portal user and team database	Company-generated	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. “Rex” Miller in favor of the Company

3. Domain Names and Digital Assets

Domain	Registrar	Assignment Instrument
geniusspark.com	GoDaddy	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. “Rex” Miller in favor of the Company
mygeniusspark.com	GoDaddy	Intellectual Property Assignment Agreement dated

		as of the Effective Date by Morris R. "Rex" Miller in favor of the Company
mygeniusspark.net	GoDaddy	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. "Rex" Miller in favor of the Company
geniusspark.ai	GoDaddy	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. "Rex" Miller in favor of the Company
gogeniusspark.com	GoDaddy	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. "Rex" Miller in favor of the Company
teamgeniusspark.com	GoDaddy	Intellectual Property Assignment Agreement dated as of the Effective Date by Morris R. "Rex" Miller in favor of the Company

Registered Trademarks Already Owned by the Company:

Wordmark	Image	Owner	Registration Date	Registration Number
	Image for 98652280	The Genius Spark LLC	2025-10-21	7989831
GENIUSSPARK	GeniusSpark Image for 99320576	The Genius Spark LLC	2026-03-10	8167529

	Image for 99323498	The Genius Spark LLC	2026-03-10	8168122
GENIUSSPARK	GeniusSpark Image for 98648286	The Genius Spark LLC	2026-02-24	8148120

[END OF AGREEMENT]

SUBSCRIPTION AGREEMENT

FOR NON-VOTING PREFERRED UNITS OF

THE GENIUS SPARK LLC

A Wyoming Limited Liability Company

Regulation Crowdfunding Offering Pursuant to Section 4(a)(6) of the Securities Act of 1933

Conducted through Vicinity, LLC (CRD No. 307772)

This Subscription Agreement (this "Agreement") is entered into as of the date accepted by the Company and set forth on the signature page hereof, by and between The Genius Spark LLC, a Wyoming limited liability company (the "Company"), and the person or entity executing this Agreement as the Investor (the "Investor").

This offering is being conducted pursuant to Regulation Crowdfunding (17 C.F.R. Part 227) promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), through the online funding portal Vicinity, LLC ("Vicinity" or the "Intermediary"), a registered funding portal (CRD No. 307772).

Capitalized terms not defined herein shall have the meaning set forth in the Company's Amended and Restated Limited Liability Company Operating Agreement dated October 14, 2026, as amended or amended and restated from time to time (the "Operating Agreement").

1. SUBSCRIPTION FOR UNITS

1.1 Subscription. Subject to the terms and conditions of this Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase the number of Non-Voting Preferred Units of the Company (the "Units") set forth below, at a purchase price of $10.00 per Unit (the "Purchase Price"), for the total subscription amount set forth below (the "Subscription Amount"):

Number of Units Subscribed	___________________ Units
Total Subscription Amount	$___________________
Investor Name	______________________________
Investor Email	______________________________

1.2 Minimum Investment. The minimum investment in this offering is $2,500.00 (250 Units); provided; however, that the Company reserves the right to accept or reject any subscription in its sole discretion, including subscriptions below or above the stated minimum investment.

1.3 Offering Parameters. The Company's Non-Voting Preferred Units are being offered at a purchase price of $10.00 per Unit. The minimum target offering amount (the "Minimum Target Amount") will be as specified in the Company's Form C filed with the Securities and Exchange Commission (the "Form C"). If the aggregate subscriptions do not reach the Minimum Target Amount by the offering deadline stated in the Form C, no Units will be sold, this Agreement will

be cancelled, and all committed funds will be returned to Investors without deduction or interest. The pre-money valuation of the Company is $3,000,000. The total size of this offering, including any maximum offering amount, is set forth in the Form C and may be adjusted by the Company from time to time in accordance with applicable securities laws.

1.4 Acceptance of Subscription. This subscription is subject to acceptance by the Company and is not binding on the Company until so accepted. The Company reserves the right, in its sole and absolute discretion, to accept or reject any subscription in whole or in part. Upon acceptance of a subscription, the Company will issue the applicable number of Units (including any Bonus Units pursuant to Section 1.6) and update its records accordingly.

1.5 Escrow. All subscription funds will be held in a segregated escrow account administered by North Capital Private Securities Corporation or such other escrow agent as Vicinity may designate (the "Escrow Agent"), pending a closing of the offering. Funds will be released from escrow to the Company only upon satisfaction of the escrow conditions, including the achievement of the Minimum Target Amount. If the offering does not close pursuant to Section 1.3, all escrowed funds will be returned to Investors promptly and without deduction or interest.

1.6 Bonus Units. Subject to the terms of this Section, the Company may issue additional Non-Voting Preferred Units ("Bonus Units") to eligible Investors at no additional cost, in accordance with the schedule below. Bonus Units shall have the same rights, preferences, and restrictions as purchased Units; provided, however, that Bonus Units shall be deemed fully paid and non-assessable upon issuance, shall not require any additional payment by the Investor, and shall not increase the Investor's Capital Contribution or Capital Account for purposes of calculating any Preferred Return, priority distribution, or similar amount based on Capital Contributions. Eligibility for each Bonus Category is determined by the Company in its sole discretion based on verifiable records in its possession as of the date the investment is made. Investors may combine bonuses from different categories (e.g., a VentureSouth member investing $100,000 in the first week receives a total bonus of 25%); however, Investors may not combine more than one membership-based bonus — VentureSouth and Vicinity Venture Club bonuses may not be stacked.

Bonus Category	Eligibility	Bonus Units
VentureSouth Member	Active member at time of investment	+10% of Units purchased
Vicinity Venture Club Member	Active member at time of investment	+5% of Units purchased
Investment Size	Investments between $50,000 and $99,999	+5% of Units purchased
Investment Size	Investment of $100,000 or greater	+10% of Units purchased

Bonus Units will be rounded up to the nearest whole Unit. The Company reserves the right to modify, suspend, or discontinue any Bonus Unit program at any time prior to the acceptance of a subscription, provided that no modification shall reduce Bonus Units to which an Investor has already become entitled upon acceptance of a subscription.

1.7 Rolling Closes. The Company may conduct multiple closings on a rolling basis after the Minimum Target Amount is reached. At each closing, funds committed by Investors whose

subscriptions have been accepted will be released from escrow and Units will be issued. The offering period will end on the earlier of (a) the date the Maximum Offering Amount set forth in the Form C is fully subscribed, (b) the offering deadline specified in the Form C, or (c) such earlier date as the Company may designate upon at least five (5) business days' notice to committed Investors.

2. TERMS OF THE UNITS

2.1 Non-Voting. The Units are Non-Voting Preferred Units. Unless otherwise set forth in the Operating Agreement or the Act, holders of Units shall have absolutely no right to vote on or consent to any matter relating to the management or affairs of the Company, including the election or removal of the Manager, the approval of any merger, sale, dissolution, or amendment to the Operating Agreement, or any other matter. This non-voting character is a permanent feature of the Units and may not be changed except by the Manager.

2.2 No Capital Calls. Holders of Units shall not be subject to any capital calls, assessments, or obligations to make additional capital contributions to the Company beyond the Subscription Amount paid pursuant to this Agreement. No holder of Units shall have any liability for the debts, obligations, or liabilities of the Company by reason of holding Units as set forth in the Operating Agreement.

2.3 Preferred Return. Each holder of Units shall accrue a Preferred Return of eight percent (8%) per annum on such holder's Unreturned Capital Contribution, calculated on a simple, non-compounding basis and prorated for any partial calendar year, with such accrued Preferred Return being cumulative to the extent not distributed, all pursuant to the terms of the Operating Agreement.

2.4 Distributions. Distributions to holders of Units shall be made as follows, and in the following order of priority in accordance with the Operating Agreement:

(a) First, 100% of Distributable Cash shall be distributed to the holders of Non-Voting Preferred Units, pro rata among such holders in proportion to their respective Unreturned Preferred Capital Contributions plus the accrued undistributed Preferred Return, until each Non-Voting Preferred Unit holder has received (i) the full amount of all accrued and unpaid Preferred Return attributable to such holder's Non-Voting Preferred Units and (ii) a full return of such holder's Unreturned Preferred Capital Contribution.

(b) Thereafter, all remaining Distributable Cash shall be distributed to all Equity Owners (including holders of Non-Voting Preferred Units and holders of Common Units) pro rata in proportion to their respective Unit holdings, treating all classes of Units together as a single class for this purpose.

Distributions are not guaranteed and are subject to the availability of Distributable Cash and the discretion of the Manager, consistent with the Operating Agreement.

2.5 Liquidation. Upon a dissolution, liquidation, or sale of all or substantially all of the assets of the Company, the assets of the Company available after payment of or provision for all debts and liabilities shall be distributed in the same order of priority as ordinary distributions under Section 2.4 of this Agreement, as set forth in the Operating Agreement.

2.6 Company Redemption Rights. The Company has the right, but not the obligation, to redeem all (but not less than all) of the Units held by the Investor at any future time, subject to the conditions and on the terms summarized below. Full details are set forth in Section 10.2 of the Operating Agreement, which governs in the event of any conflict with this summary.

(a) Condition Precedent. The Company may not exercise the redemption right against the Investor unless and until the Investor has first received, through prior distributions, (i) all accrued and unpaid Preferred Return attributable to the Investor's Units and (ii) a complete return of the Investor's original Capital Contribution such that such holder's Unreturned Preferred Capital Contribution equals zero. The redemption right is not a substitute for the Company's distribution obligations — the Investor's 8% preferred return and capital must be fully paid through the distribution waterfall before any buyout can be initiated.

(b) Redemption Price. The Redemption Price equals: (TTM EBITDA x 4.0) x (Investor's Units / Total Units Outstanding), where TTM EBITDA is the Company's trailing twelve-month earnings before interest, taxes, depreciation, and amortization as of the date of the Redemption Notice, and Total Units Outstanding includes all Common Units and Non-Voting Preferred Units across all classes. The Redemption Price shall not be less than the Investor's original Capital Contribution (the aggregate amount paid for the Units being redeemed), regardless of the EBITDA calculation.

(c) Process. The Company will deliver written notice of redemption at least thirty (30) days before the proposed redemption closing, including its EBITDA calculation with supporting detail. The Investor has fifteen (15) days to dispute the calculation in writing. If disputed and unresolved within fifteen (15) additional days, an independent CPA (mutually agreed or appointed by the American Arbitration Association) makes a final binding determination, with costs split equally. Payment is made in full at closing, or at the Company's election in three equal annual installments (at closing, month 12, and month 24) with interest on deferred amounts at Prime Rate plus 1%.

(d) Good-Faith Protection — 12-Month True-Up. If, within twelve (12) months after the closing of any redemption of the Investor's Units (the "Lookback Period"), the Company closes a Qualifying Financing Event at a per-unit implied value exceeding the per-unit value used to calculate the Investor's Redemption Price, the Company shall pay the Investor an additional cash amount (the "True-Up Payment") equal to:

True-Up Payment = (Qualifying Event Per-Unit Value - Buyout Per-Unit Value) x Number of Redeemed Units.

"Qualifying Financing Event" includes: any sale of all or substantially all Company assets or equity; any merger or change of control; any equity financing round (including any additional Reg CF offering or private placement) at a higher implied per-unit value; or any recapitalization at a higher implied value. The True-Up Payment is due within thirty (30) days of the closing of the Qualifying Financing Event. The True-Up right survives the closing of the redemption and any general release signed by the Investor at redemption, which shall not be construed to waive this right.

The following do not constitute Qualifying Financing Events: (i) equity issuances to employees, contractors, or advisors under any incentive plan; (ii) debt financings without an equity component; or (iii) transactions approved in writing by the Investor prior to the Redemption Date.

The Company also has the right to redeem the Units held by the Investor due to de minimis holdings or regulatory problems, subject to the conditions and the terms set forth in Section 9.7 and 9.8 of the Operating Agreement.

2.7 Operating Agreement; Joinder Agreement. The rights of holders of Units are subject to and governed by the terms of the Operating Agreement which is incorporated herein by reference. By executing this Agreement, the Investor agrees to become a party to the Operating Agreement and to be bound by its terms and conditions as a holder of Non-Voting Preferred Units. The Investor acknowledges having had the opportunity to review the Operating Agreement prior to executing this Agreement and also agrees to execute the signature page to the Operating Agreement (in the form attached hereto as Exhibit A) simultaneously with the execution of this Agreement.

3. TRANSFER RESTRICTIONS

3.1 Reg CF Lock-Up. Pursuant to Section 9.2 of the Operating Agreement, the Units may not be transferred by the Investor during the one-year period beginning on the date of issuance (the "Lock-Up Period"), except in the following circumstances, each of which must comply with applicable securities laws:

(a) Transfer to the Company;

(b) Transfer to an accredited investor (as defined in Rule 501(a) under Regulation D);

(c) Transfer as part of an offering registered with the Securities and Exchange Commission; or

(d) Transfer to a family member (including a spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), to a trust controlled by the Investor, or to a trust for the benefit of a family member, or in connection with the death or divorce of the Investor or other similar circumstance.

3.2 Post-Lock-Up Transfers. After expiration of the Lock-Up Period, any transfer of Units shall be subject to (a) the right of first refusal set forth in the Operating Agreement (Section 9.4), (b) receipt of a legal opinion reasonably satisfactory to the Manager confirming that the transfer does not require registration under applicable securities laws, and (c) execution by the transferee of a joinder or signature page to the Operating Agreement. The Company has no obligation and no current intention to register the Units for resale.

3.3 No Trading Market. There is no established trading market for the Units, and none is expected to develop. The Units are illiquid. Investors should expect to hold the Units for an indefinite period and may not be able to liquidate their investment. Investors may lose all of their invested capital.

4. INVESTOR REPRESENTATIONS AND WARRANTIES

The Investor represents and warrants to the Company and to Vicinity, as of the date of this Agreement and as of the date of each closing in which the Investor participates, as follows:

4.1 Investment Limits. The Investor represents that the Investor's aggregate investment in all offerings made pursuant to Regulation Crowdfunding during the applicable twelve (12)-month period, including the investment contemplated by this Agreement, does not exceed the investment limits applicable to the Investor under Rule 227.100(a)(2) of Regulation Crowdfunding, as amended from time to time, but currently as set forth below:

(a) If either the Investor's annual income or net worth is less than $124,000, the Investor's aggregate investment in all Regulation Crowdfunding offerings during any twelve (12)-month period does not exceed the greater of $2,500 or five percent (5%) of the greater of the Investor's annual income or net worth.

(b) If both the Investor's annual income and net worth are equal to or greater than $124,000, the Investor's aggregate investment in all Regulation Crowdfunding offerings during any twelve (12)-month period does not exceed ten percent (10%) of the greater of the Investor's annual income or net worth, subject to the maximum amount permitted under Regulation Crowdfunding.

The Investor acknowledges that these limits apply across all Regulation Crowdfunding investments, not just this offering, and that the Investor is solely responsible for monitoring and complying with such limits.

4.2 Investment Intent. The Investor is acquiring the Units for the Investor's own account, for investment purposes only, and not with a view to, or for sale in connection with, any distribution or public offering of the Units within the meaning of the Securities Act.

4.3 Risk Acknowledgment. The Investor acknowledges that: (a) an investment in the Units involves a high degree of risk, including the risk of loss of the entire investment; (b) there is no guarantee that the Company will generate revenue, achieve profitability, or make any distributions to investors; (c) the Preferred Return is an accrual and not a guarantee of cash payment; (d) the Units are illiquid and there is no established market for their resale; and (e) past performance of similar businesses is not indicative of future results.

4.4 No Registration. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws and are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act. The Investor understands that the Units cannot be resold or transferred except in compliance with the transfer restrictions set forth in Section 3 of this Agreement and applicable law.

4.5 Access to Information. The Investor has had access to and has reviewed (or has had the opportunity to review) all information about the Company made available in connection with this offering, including the Company's Form C as filed with the Securities and Exchange Commission and made available on the Vicinity platform, and the Company's Operating Agreement. The Investor has had the opportunity to ask questions of and receive answers from the Company and

the Intermediary concerning the terms and conditions of this offering and the Company's business.

4.6 No Voting Rights; No Management Rights. The Investor acknowledges and agrees that the Units carry no voting rights and that the Investor has no right to participate in or influence the management of the Company's business in any way. The Investor expressly waives any right to vote on any matter relating to the Company and acknowledges that all management authority is vested exclusively in the Manager under the Operating Agreement.

4.7 No Capital Obligation. The Investor acknowledges that, beyond payment of the Subscription Amount, the Investor has no obligation to make any additional capital contributions to the Company and will not be subject to any capital calls.

4.8 Tax Considerations. The Investor acknowledges that the investment in Units may have significant tax consequences and that the Investor has consulted, or has had the opportunity to consult, with the Investor's own tax advisor regarding the tax consequences of this investment, including the Investor's share of the Company's taxable income or loss, which will be reported on a Schedule K-1 issued by the Company. The Company does not guarantee that it will distribute cash in amounts sufficient to cover the Investor's tax obligations.

4.9 Authority. If the Investor is an entity, the Investor represents that it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization; that it has full power and authority to execute and perform this Agreement; and that the execution and performance of this Agreement have been duly authorized by all necessary action. If the Investor is an individual, the Investor represents and warrants that the Investor has the legal capacity and authority to execute and perform this Agreement, that this Agreement constitutes the valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, and that the execution and performance of this Agreement do not violate any agreement, order, judgment, or legal obligation applicable to the Investor.

4.10 No General Solicitation. The Investor did not learn of this offering through any general solicitation or general advertising other than through the Vicinity platform or other means permissible under Regulation Crowdfunding.

4.11 Residence. The Investor is a resident of the United States or, if not a U.S. resident, has fully complied with all laws applicable in the Investor's country of residence in connection with this investment.

5. COMPANY REPRESENTATIONS

The Company represents and warrants to the Investor as of the date hereof as follows:

5.1 Organization. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Wyoming.

5.2 Authorization. The execution, delivery, and performance of this Agreement has been duly authorized by the Company. This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, and equitable principles.

5.3 Issuance of Units. Upon acceptance of the Investor's subscription and receipt of the Subscription Amount (and any applicable Bonus Units issued pursuant to Section 1.6), the Units will be duly authorized and validly issued and will constitute Non-Voting Preferred Units of the Company with the rights and preferences set forth in the Operating Agreement.

5.4 No Conflicts. The execution and performance of this Agreement does not violate the Company's Articles of Organization or Operating Agreement, or any material agreement to which the Company is a party.

5.5 Intellectual Property. The Company owns, or holds valid and subsisting rights to use, the intellectual property material to the conduct of its business, including the intellectual property identified on Exhibit B to the Operating Agreement. To the Company's knowledge, the Company's use of such intellectual property does not infringe the rights of any third party, and no claim is pending or, to the Company's knowledge, threatened against the Company alleging any such infringement. Certain content used in the Company's business, including CliftonStrengths assessment materials, is licensed from third parties and is not owned by the Company; the Company's rights, if any, to that content are governed by the applicable license agreements and are subject to the risks described in the Company's Form C.

5.6 Ongoing Reporting. The Company shall file annual reports with the Securities and Exchange Commission as required by Regulation Crowdfunding (Rule 227.202), as amended from time to time, no later than 120 days after the end of each fiscal year and will post such reports on the Company's website. The Company's obligation to file annual reports will continue until one of the following conditions is met: (a) the Company becomes required to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934; (b) the Company has filed at least three annual reports and has total assets not exceeding $10,000,000; (c) the Company has filed at least one annual report and has fewer than 300 holders of record; (d) the Company or another party repurchases, redeems, or otherwise acquires all of the securities issued in this offering; or (e) the Company liquidates or dissolves.

6. VICINITY INTERMEDIARY TERMS

6.1 Role of Vicinity. Vicinity, LLC is acting solely as the registered intermediary facilitating this offering and is not acting as a broker-dealer, investment advisor, or underwriter with respect to

the Units. Vicinity does not make any recommendation regarding the suitability of this investment for any particular investor.

6.2 Intermediary Compensation. In connection with this offering, and pursuant to the agreement between Vicinity and the Company, which terms shall control in the event of a conflict, Vicinity will receive:

(a) A cash commission equal to 6% of the dollar amount raised from U.S. investors through the Vicinity platform;

(b) Non-Voting Preferred Units equal to 2% of the total amount raised in this offering, issued on the same terms as the Units sold to investors; and

(c) A transaction fee of 1% on any future payments from the Company to investors, which will be deducted from the amounts otherwise payable to investors.

6.3 Cancellation Rights. The Investor may cancel this subscription at any time until 48 hours prior to the termination of the offering period or an early closing announced and communicated byThe Company. After that deadline, if the Minimum Target Amount has been met, and this Subscription is accepted by the Company, funds will be released to the Company at closing and the Investor will receive Units. The Company or Vicinity will notify investors when the Minimum Target Amount has been met.

6.4 Material Changes. If any change occurs to the offering that constitutes a material change under applicable federal securities laws or Regulation Crowdfunding after the Investor's subscription is submitted, the Company shall notify the Investor of such material change and provide the Investor with at least five (5) business days to reconfirm the subscription. If the Investor does not reconfirm the subscription within such period, the subscription shall be deemed cancelled, and any funds paid by the Investor shall be promptly returned without deduction or interest.

7. GENERAL PROVISIONS

7.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to its conflict of law principles, except to the extent that federal securities laws (including the Securities Act and Regulation Crowdfunding) apply.

7.2 Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the state or federal courts located in Wyoming. Each party hereby submits to the exclusive personal jurisdiction of such courts; provided that nothing in this Section shall limit any rights or remedies arising under the federal securities laws. In any such action, the prevailing party shall be entitled to recover such party's reasonable attorneys' fees, costs, and expenses from the non-prevailing party.

7.3 Entire Agreement. This Agreement, together with the Operating Agreement and the Form C, constitutes the entire agreement between the parties with respect to the Investor's purchase of Units and supersedes all prior discussions, representations, and understandings. In the event of any conflict between this Agreement and the disclosures contained in the Form C, the Form C

shall control to the extent required by applicable law. In the event of any conflict between this Agreement and the Operating Agreement, the Operating Agreement shall control.

7.4 Amendments. This Agreement may not be amended or modified except by a written instrument signed by both the Company and the Investor; provided; however, that this Agreement may be amended by the Company to the extent necessary to comply with applicable law, Regulation Crowdfunding, or the requirements of the Intermediary, provided that no such amendment materially and adversely affects Investors without their written consent.

7.5 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, including by electronic signature through the Vicinity platform. Electronic and digital signatures shall be deemed valid and binding. Execution through the Vicinity platform constitutes a legally binding electronic signature.

7.6 Severability. If any provision of this Agreement is found to be invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it enforceable, and all remaining provisions shall continue in full force and effect.

7.7 No Waiver. The failure of either party to enforce any provision of this Agreement shall not constitute a waiver of that party's right to enforce such provision in the future.

7.8 Assignment. The Investor may not assign any rights or obligations under this Agreement without the prior written consent of the Company. Any purported assignment in violation of this Section shall be null and void. Subject to the transfer restrictions in Section 3, the Company may assign this Agreement in connection with a merger, consolidation, or sale of the Company.

7.9 Notices. All notices under this Agreement shall be in writing and sent by email (with confirmation of receipt) or certified mail to the address set forth in this Agreement or to such other address as a party may designate by notice. Notices to the Company shall be directed to the Manager at the Company's principal office.

7.10 No Legal or Tax Advice. Neither the Company, the Manager nor Vicinity is providing legal, tax, or investment advice to the Investor. The Investor has been advised to consult with independent legal, tax, and financial advisors prior to executing this Agreement.

[SIGNATURE PAGE FOLLOWS]

By executing below, the Investor (a) subscribes for the number of Non-Voting Preferred Units set forth on page 1 in Section 1.1, (b) agrees to be bound by the terms of this Agreement and the Operating Agreement, and (c) confirms that all representations and warranties in Section 4 are true and correct as of the date hereof.

THE INVESTOR ACKNOWLEDGES THAT THIS IS A SPECULATIVE INVESTMENT INVOLVING A HIGH DEGREE OF RISK AND THAT THE INVESTOR MAY LOSE THE ENTIRE AMOUNT INVESTED.

INVESTOR INFO :

Investor Name: ____

Entity Name and Title (if an Entity in investing): ____________________________________

Address: ____

Email: ____

INVESTMENT INFO:

Number of Units Subscribed: ___________________________________

Capital Contribution: ___________________________________

Signature: ____

Date Signed: ____

ACCEPTED BY THE COMPANY:

THE GENIUS SPARK LLC

By: ____

Name: Morris R. “Rex” Miller

Title: Manager

Date: ____

[END OF SUBSCRIPTION AGREEMENT]

EXHIBIT A

SIGNATURE PAGE TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
THE GENIUS SPARK LLC

The undersigned, desiring to be legally bound by the terms and conditions of that certain Amended and Restated Limited Liability Company Operating Agreement of The Genius Spark LLC (the "**Company**") dated October 14, 2026, as it may be amended from time to time (the "**Operating Agreement**"), pursuant to that certain Subscription Agreement for Non-Voting Preferred Units of the Company by and between the Company and the undersigned signed by the undersigned on the date set forth below (the "**Subscription Agreement**"), hereby agrees to all of the terms of the Operating Agreement and agrees to be bound by the terms thereof and to become a Member of the Company holding such Non-Voting Preferred Units purchased pursuant to the Subscription Agreement, and the undersigned hereby joins in the execution and swears to the Operating Agreement and hereby authorizes this signature page to be attached thereto and placed in the Company's records.

INVESTOR:

Investor Name: ____

Entity Name and Title (if an Entity in investing): _____________________________________

Address: ____

Email: ____

Number of Units Subscribed: ____________________________________

Capital Contribution: ____________________________________

Signature: ____

Date Signed: ____

The Genius Spark LLC (the "Company") a Wyoming Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Genius Spark LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Restatement of Previously Issued Financial Statements

As disclosed in Note 2, the 2024 financial statements have been restated to correct the inclusion of assets, liabilities, revenues, and expenses attributable to Go mindShift LLC, an entity under common ownership, that were not directly associated with the Company's operations, as well as land and buildings personally owned by the Company's member and his spouse. The property is used by River Rose Leadership Center, a nonprofit organization that does not own the property. Our conclusion is not modified with respect to this matter.

Mongio and Associates
Miami, FL
October 13, 2026

Mongio and Associates

Statement of Financial Position

	As of December 31,	
	2025	**2024 (Restated)**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,024	1,025
Total Current Assets	1,024	1,025
Non-current Assets		
Intangible Assets: Software (Genius Spark platform and client web portal), net of Accumulated Amortization	9,028	17,361
Total Non-Current Assets	9,028	17,361
TOTAL ASSETS	10,052	18,386
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	10,052	18,386
Total Equity	10,052	18,386
TOTAL LIABILITIES AND EQUITY	10,052	18,386

Statement of Operations

	Year Ended December 31,	
	2025	**2024 (Restated)**
Revenue	47,660	49,904
Cost of Revenue	11,853	18,291
Gross Profit	35,807	31,613
Operating Expenses		
General and Administrative	15,588	16,906
Amortization	8,333	7,639
Total Operating Expenses	23,921	24,545
Operating Income (loss)	11,886	7,068
Other Expenses		
Interest Expense	-	4,250
Total Other Expenses	-	4,250
Earnings Before Income Taxes	11,886	2,818
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	11,886	2,818

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024 (Restated)**
OPERATING ACTIVITIES		
Net Income (Loss)	11,886	2,818
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Operating activities settled by related entity	(20,220)	(10,457)
Amortization	8,333	7,639
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(11,887)	(2,818)
Net Cash provided by (used in) Operating Activities	(1)	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	1,025	1,025
Net Cash increase (decrease) for period	(1)	-
Cash at end of period	1,024	1,025
Supplemental Disclosure of Noncash Activities		
Software development costs paid by related entity	-	25,000
Net deemed contributions from related entity	-	14,543
Net deemed distributions to related entity	(20,220)	-

The net deemed contributions and distributions reflect the combined effect of operating activities and software development costs settled through Go mindShift LLC and do not represent additional cash transactions.

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2024 (Restated)	1,025
Capital Contributions	14,543
Net Income (Loss)	2,818
Ending Balance 12/31/2024 (Restated)	18,386
Capital Distributions	(20,220)
Net Income (Loss)	11,886
Ending Balance 12/31/2025	10,052

The Genius Spark LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Genius Spark LLC (the "Company"), a Wyoming limited liability company organized on August 7, 2023, develops and provides professional development tools and resources designed to support coaches, consultants, and organizations. The Company's offerings consist of per-user licenses to the Genius Spark software platform and its client web portal, sold for a one-time fee; workbooks, training materials, and books; and a coach certification program. The Company plans to move from one-time license fees to subscription-based pricing with the next version of its software. The Company paused its coach certification program in 2025 and recognized no certification revenue in 2025; the program will resume when the new version of the software and the redesigned program are in place.

The Company's historical activities were conducted and recorded through Go mindShift LLC, an entity under common ownership. The accompanying financial statements reflect the activities attributable to the Company, including allocations of shared expenses. Genius Spark-branded workshops, coaching, and consulting services are delivered through Go mindShift LLC; that revenue belongs to Go mindShift LLC and is not included in these financial statements. Management intends to establish separate operations and accounting records for the Company in connection with its Regulation Crowdfunding offering.

The Company intends to raise operating capital through a Regulation Crowdfunding offering. As of the date these financial statements were available to be issued, the offering had not commenced.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Restatement of Previously Issued Financial Statements

The Company restated its previously issued financial statements for the year ended December 31, 2024, to reflect the separation of its financial activities from those of Go mindShift LLC, an entity under common ownership. The previously reported financial statements included assets, liabilities, revenues, and expenses attributable to Go mindShift LLC that were not directly associated with the Company's operations, as well as land and buildings owned personally by the Company's member and his spouse. That property is used by River Rose Leadership Center, a nonprofit organization, which does not own it.

The restatement reflects the removal of these amounts and the allocation of applicable shared expenses and other transactions attributable to the Company. The effects of the restatement on the previously reported financial statements are summarized in the following tables.

December 31, 2024 - Balance Sheet

Description	**Previously Reported**	**Adjustment**	**As Restated**
Cash	23,639	(22,614)	1,025
Accounts receivable	37,559	(37,559)	-
Fixed assets, net	567,837	(567,837)	-
Software, net	17,361	-	17,361
Other assets	5,099	(5,099)	-
Total assets	651,495	(633,109)	18,386

Total liabilities	358,570	(358,570)	-
Members' equity	292,925	(274,539)	18,386

Year Ended December 31, 2024 - Statement of Operations

Description	Previously Reported	Adjustment	As Restated
Revenue	640,976	(591,072)	49,904
Cost of revenue	157,048	(138,757)	18,291
Gross profit	483,928	(452,315)	31,613
Advertising and marketing	360	(360)	-
General and administrative	156,334	(139,428)	16,906
Depreciation	18,457	(18,457)	-
Amortization	7,639	-	7,639
Interest expense	20,298	(16,048)	4,250
Net income	280,840	(278,022)	2,818

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from per-user licenses to the Genius Spark software platform and client web portal, sales of workbooks, training materials, and books, and coach certification programs. Licenses are currently sold for a one-time fee and are recognized at the point in time the user is granted access to the platform. The Company plans to move to subscription-based pricing with the next version of its software, at which time subscription revenue will be recognized over the subscription term. Revenue from product sales is recognized when control of the products transfers to the customer. Certification revenue is recognized as the training is delivered; the certification program was paused during 2025. The Company had no deferred revenue at December 31, 2025 or 2024.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the Company's financial statements.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). ASU 2025-06 updates the accounting for costs related to the development of internal-use software to reflect the evolution of software development from a sequential to an agile development method by removing references to project stages in the existing guidance and requiring capitalization of software costs when management has authorized and committed to funding a software project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the guidance and its impact on the financial statements.

On September 29, 2025, the FASB issued an amendment of ASU No. 2025-07. *Derivatives and Hedging (Topic 815): Scope Refinements and Clarifications* ("ASU 2025-07"), to refine the scope of derivative guidance in ASC 815 and clarify the accounting for share-based payments from a customer in ASC 606. The amendments expand the scope exception in ASC paragraph 815-10-15-59 for non-exchange-traded contracts with underlying's based on specific operations or activities, such as changes in revenue/earnings, or going-public, or achieving product milestones/regulatory approvals, or the occurrence of specific operational events. This change excludes certain contracts previously accounted for as derivatives from the scope of Topic 815. The amendments in ASU No. 2025-07 are effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual periods. Early adoption was permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

Newly Adopted Accounting Pronouncements

On December 14, 2023, the FASB issued Income Taxes (Topic 740) ("ASU 2023-09"). This ASU requires the use of consistent categories and greater disaggregation in tax rate reconciliations and income taxes paid disclosures. These amendments were effective for fiscal years beginning after December 15, 2024. During 2025, the Company adopted the provisions of this updated accounting pronouncement prospectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company is under common ownership with Go mindShift LLC. During 2025 and 2024, the Company's revenues and expenses were recorded through Go mindShift LLC, which collected revenues and paid expenses on the Company's behalf. These transactions, including allocations of shared operating expenses, were reflected through deemed contributions and distributions within member's equity.

Net contributions from Go mindShift LLC totaled $14,543 during 2024, while net distributions totaled $20,220 during 2025. The resulting net investment balance was $(4,652) and $15,568 as of December 31, 2025 and 2024, respectively.

The Company's sole member provides management and other services to the Company without compensation, and no compensation expense for those services is reflected in these financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During 2024, Go mindShift LLC, an entity under common ownership, obtained a $50,000 convertible note, a portion of which was used to fund the Company's software development. The note bore interest at 10% annually and was repaid in full during 2024, including $4,250 of interest. No outstanding balance remained as of December 31, 2024 or 2025.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2026, the date these financial statements were available to be issued.

The Company began preparations for a Regulation Crowdfunding offering through the Vicinity Capital portal. As of the date the financial statements were available to be issued, no securities had been offered or sold.

The Genius Spark

Regulation Crowdfunding

Genius Spark

Vicinity

05:10

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Genius Spark Preferred Equity Round

Raise Goal: $1 Million
Type: Preferred Stock
Pre-money Valuation: $3 Million
Preferred Return: 8%

INVEST

INDICATE INTEREST

Start Date October 23, 2026

End Date November 23, 2026

Why fund our local story

Stop Training, Start Activating

Stop training. Start activating.
Companies spend billions on assessments, leadership development, coaching, and training. They learn a great deal about their people.

Then the workshop ends.

The reports go into a drawer. Managers return to work. And when a difficult conversation, team conflict, or performance problem arises, they are left to figure out what to do next.

GeniusSpark turns behavioral insight into daily action.

We translate CliftonStrengths, DISC, MBTI, Enneagram, and other assessments into one shared, plain-English language. Then we give managers and employees short, personalized guidance they can use in the moments that matter.

How should I coach this person?

How should I give them feedback?

Why is this team struggling?

Where might this employee need help?

What should I do next?

The answer is a short, practical prompt—not another report, dashboard, or training program to master.

Two minutes a day. Inside the flow of work.

Think of GeniusSpark as **GPS for how people work together.** GPS reads the situation and helps you decide what to do next when you need it. GeniusSpark does the same for managers and teams. Already used by 7,000+ people across 200+ organizations, GeniusSpark is now raising capital to turn proven demand into recurring software revenue.

This simple shift changes both the customer experience and the business model. GeniusSpark turns one-time assessments and training into daily use, recurring software revenue, and a growing record of how people and teams work together over time.

Traditional development tools deliver insight. GeniusSpark turns insight into action.



Overview

The Problem: Companies Buy Insight. Managers Don't Use It.

Companies invest heavily in assessments, training, coaching, and leadership development.

People attend workshops. They receive reports. They learn new frameworks.

Then they go back to work.

A manager has 30 minutes to prepare for a difficult conversation. A team is stuck in conflict. A good employee is struggling.

The company may already have valuable information about those people, but the manager does not have time to find the report, interpret the framework, and decide what to do next.

That is where traditional development breaks down: **between knowing something about your people and knowing what to do about it.**

The problem is not a lack of investment or insight.

Most development tools were built to assess people, teach frameworks, or deliver content. They were not built to help managers act in the moments that matter.

> **Companies do not need another report to read. They need a simple way to turn what they already know about their people into better decisions every day.**

The Solution: One Language. Personal Guidance. Daily Use.

GeniusSpark makes behavioral insight usable.

We translate leading assessments into one shared, plain-English language. Then we guide each person to personalize the traits that best describe how they actually work.

From that process, GeniusSpark creates three practical tools.

- **The Genius Paragraph:** A short, personalized description of how someone works at their best, written in language the employee recognizes, and a manager can use.
- **The Kryptonite Paragraph:**

  A clear description of how those same strengths can create predictable problems under pressure, helping employees and managers spot trouble earlier.
- **Daily Coaching Guidance:**

  Version 2 will deliver short questions and next actions that help managers apply those insights to real situations: giving feedback, preparing for a one-on-one, resolving

friction, improving team performance, or helping someone grow.

The result is simple: behavioral data stops sitting in reports and starts helping people work better every day.



Traction: Proven Demand. Existing Customers. Repeat Business.

GeniusSpark is not starting with an idea.

The platform and methodology have been developed and tested in real organizations for five years.

7,000+ Users · 900 Teams · 200+ Organizations · 35 Certified Coaches and Guides · 94% Enterprise Retention Rate

Customers span technology, construction, healthcare, education, manufacturing, financial services, and professional services.

Clients include Andrews Distributing, DPR Construction, MWH Constructors, KLAA Engineers, Balfour Beatty Construction, and Advocate Health.

Growth to date has come primarily through referrals, repeat business, existing relationships, capital projects, and the certified Coach and Guide network—with little paid marketing.

Revenue Today: From Services-Led Proof to Recurring Software

In 2024, MindShift LLC generated approximately **$690,000 in revenue**, with GeniusSpark at the center of the business.

Approximately **$60,000 came directly from GeniusSpark products**, including licenses, certifications, workbooks, materials, and books.

Another **$490,000 came from workshops, coaching, and consulting sold and delivered using the GeniusSpark platform and methodology.**

In total, GeniusSpark directly generated or powered approximately **$550,000 of MindShift's 2024 revenue.**

This distinction matters.

We have proven that customers will pay for GeniusSpark-enabled products and services,

renew relationships, and expand usage.

But much of that value is still captured through labor-intensive services.

The central opportunity—and the central execution challenge of this raise—is converting that proven demand into recurring software revenue.

The Last Mile: Convert Customers We Already Have

GeniusSpark does not begin Year 1 with an empty pipeline.

We already have relationships with 200+ organizations, 7,000 users, 900 teams, and 35 certified Coaches and Guides. The immediate opportunity is to convert a portion of that existing base to subscriptions and expand within customers who already know the product.

For example, converting 20 existing organizations averaging 200 seats at $3.50 per seat per month, plus an annual average enterprise license fee of $2000, would generate roughly $200,000 in annual recurring revenue—more than 20% of projected Year-1 revenue.

This is not a forecast or guarantee. It illustrates the revenue opportunity already inside our customer base.

The raise is funding a business-model conversion—not market discovery.

Business Model: Four Revenue Engines

GeniusSpark is a software company with four revenue engines.

1. Recurring Subscriptions: The Core

Companies pay an annual enterprise platform fee plus recurring per-seat subscriptions. As adoption grows, customers can add higher-value Insight Reports, analytics, role-fit tools, and AI-powered products. Subscription gross margins are modeled at approximately 80%.

2. Coach and Guide Certification: The Distribution Channel

External Coaches and internal HR Guides pay to become certified, then bring teams and organizations onto the platform. Certification generates revenue while creating a lower-cost distribution and customer-support network.

3. Enterprise Intelligence: The Expansion Opportunity

Larger customers can add Insight Reports, team analytics, role-fit analysis, hiring intelligence, and other AI-powered capabilities designed to increase revenue per account and deepen the value of company-specific data.

4. Capital Projects: A Proven Entry Channel

> Large construction and infrastructure projects use GeniusSpark during one- to two-year engagements. This proven channel generates revenue, introduces the platform to new organizations, and creates opportunities for broader enterprise adoption.
>
> **The model compounds: customers enter through Coaches, existing relationships, and capital projects; subscriptions create recurring revenue; daily use creates data; and enterprise products increase the value of each account.**

Our Moat: The Compounding Data and Adoption Loop

Traditional assessments give companies a snapshot. GeniusSpark is building the movie.

Most companies already have years of disconnected behavioral data: CliftonStrengths in one group, DISC in another, MBTI or Enneagram somewhere else.

Each system uses its own language. The reports describe people at a point in time. And the information is rarely used consistently after the initial assessment or workshop.

GeniusSpark changes that in three stages.

First: One Shared Language

We translate leading assessments into one proprietary, plain-English behavioral language.

Companies do not have to abandon the assessments they already own. GeniusSpark makes those investments more usable across teams and business units.

Second: Guided Personalization

Static assessments assign results to people.

GeniusSpark guides users to identify and refine the traits that best describe how they actually work.

This creates a personalized Genius and Kryptonite Portrait that the employee recognizes, understands, and helps create.

Simplicity produces ownership. Ownership increases use.

Third: Daily Use Creates a Compounding Data Asset

Today, GeniusSpark has more than 7,000 behavioral profiles, team data, customer relationships, proprietary trait language, and five years of product use.

Version 2 will expand that foundation into a longitudinal data engine.

As customers use daily guidance, manager questions, Insight Reports, coaching tools, and enterprise analytics, GeniusSpark can build a growing record of how people and teams work together over time, subject to customer

agreements, privacy requirements, and applicable law.

That company-specific history can help reveal where strengths concentrate, where friction recurs, what coaching actions are used, and how teams and organizations change over time.

AI can then turn that accumulated history into clearer signals, better questions, and more useful next actions.

The longer an organization uses GeniusSpark, the more value it can accumulate in the shared language, daily habits, organizational history, and company-specific insights built inside the platform.

The moat is the loop:

Shared Language → Guided Personalization → Daily Use → Company-Specific Data → Better AI Guidance → Deeper Adoption → Higher Switching Costs

AI makes individual features easier to copy.

Our advantage is the system that surrounds them.


2010
2020
2030
2040

Why Now: The Market Has Caught Up to GeniusSpark

The problem GeniusSpark addresses has existed for decades.

Three changes now make the model scalable.

AI Makes Personalized Guidance Possible at Scale

Until recently, turning behavioral information into tailored coaching required experienced consultants and significant time.

AI allows GeniusSpark to analyze patterns, generate Insight Reports, and deliver increasingly personalized guidance to large numbers of employees and managers.

Most AI helps people create content or automate tasks.

GeniusSpark uses AI to help people work better together and perform better.

Development Has to Happen Where Work Happens

Teams are more distributed. Managers have less time. Organizations cannot rely on occasional workshops to change behavior.

Development must be available when someone needs it: before a difficult conversation, during team friction, in a one-on-one, or when an employee needs help improving.

Companies Want Evidence Their People Investments Are Working

Organizations spend heavily on assessments, training, and coaching.

Leaders increasingly want to know what happens afterward.

GeniusSpark is being built to create a growing record of how behavioral insight is used, where teams struggle, what guidance managers seek, and how organizations change over time.

AI, distributed work, and demand for measurable results have created the conditions to scale a model GeniusSpark has spent five years developing in real organizations.


DON'T LOOK BACK.

The Market Opportunity: A Large Market With a Credible Path to Growth

GeniusSpark sits at the intersection of leadership development, professional coaching, and workforce software, markets representing more than **$100 billion in annual global spending.**

But our growth plan does not depend on capturing 1% of a giant market.

It is built from existing customers, proven channels, subscription pricing, enterprise expansion, and a five-year operating model.

TAM: $100B+ Global Opportunity

The long-term global market for leadership development, professional coaching, and software that helps organizations understand, develop, and improve workforce performance.

SAM: $4.36B North American Software Market

Our initial market is North American organizations already investing in assessments, leadership development, coaching, and employee performance, and looking for a simpler, scalable way to turn those investments into daily action.

Five-Year Revenue Target: Approximately $15M

Our financial model reaches approximately **$14.65 million in annual revenue by Year 5**, built from existing-customer conversion, recurring subscriptions, coach-led distribution, enterprise expansion, capital-project engagements, and higher-value enterprise products.

That represents approximately **0.34% of our estimated serviceable market.**

We do not need to dominate the market to build a valuable company. We need to convert proven demand, expand through channels already working, and capture a small share of the market we can realistically reach.

Market sources: TAM estimate for the global executive coaching and leadership development market, valued at $113B in 2026 by Mordor Intelligence. SAM estimate based on North American software-addressable

> markets, including talent management software, with North America estimated at $4.36B in 2025 by Fortune Business Insights, plus adjacent employee engagement and performance management software markets tracked by Grand View Research. GeniusSpark's $14.65M Year-5 revenue target is based on the company's internal five-year financial model. (Mordor Intelligence)

The Bigger Opportunity: Human Performance Management

Companies have software to manage almost every important part of the business.

CRM systems manage customers.

ERP systems manage operations.

HR systems manage employee records.

Learning platforms deliver content.

Assessments describe people.

But companies still lack a system that helps managers answer a basic question every day:

How do I help this person and this team perform better?

GeniusSpark is building that missing system of action.

We call the emerging category **Human Performance Management.** Human Performance Management means software

> that helps companies improve how people perform, not just store employee records or deliver training.
>
> If HR systems are the system of record for people, Human Performance Management is the system of action, the place where behavioral insight becomes better coaching, better teamwork, and better decisions.

We are not asking investors to fund a category idea without proof.

GeniusSpark already has a working platform, paying customers, five years of use, repeat business, distribution channels, and a path to recurring revenue.

Today, GeniusSpark activates the behavioral information companies already own. The larger opportunity is to become the platform companies use to continuously understand and improve human performance.

Unit Economics: Land, Subscribe, Expand

Historically, GeniusSpark generated revenue through one-time licenses, certifications, services, and capital-project engagements.

Version 2 will move the business toward a more scalable model:

Annual Enterprise License → Recurring Per-Seat Subscriptions → Enterprise Intelligence Upsells

A large distribution company with more than 1,000 employees is the first beta customer for this pricing model.

Subscriptions, certifications, and enterprise analytics products are modeled at approximately **80% gross margins**, with a projected **76% blended gross margin in Year 1**.

Under our current pricing structure, a typical enterprise account is projected to deliver roughly **$10,000 in annual recurring revenue**. This value compounds when paired with a **94% enterprise retention rate** and our capital-efficient distribution model, where certified Coaches and Guides pay to join and bring their own clients. Guided by this financial framework, we are targeting a CAC payback period of under 12 months and an LTV: CAC ratio of approximately 5:1 as we begin scaling repeatable acquisition channels.

Customers can expand through more seats, higher enterprise tiers, Insight Reports, AI-powered analytics, role-fit and hiring intelligence, and additional enterprise products.

The economic model is simple: land through channels already working, earn recurring revenue as adoption grows, and expand accounts with higher-value products.

Financial Outlook and Investor Value Creation

GeniusSpark is using this raise to convert proven demand into recurring software revenue.

The financial plan follows three stages:

Year 1: Build the recurring revenue base. Complete Version 2, convert existing customers to subscriptions, launch the mobile-first experience, expand the Coach and Guide network, and establish enterprise billing infrastructure.

Year 2: Expand distribution and enterprise revenue. Grow subscriptions, launch higher-value Insight Reports and enterprise products, and build partnerships that increase distribution.

Year 3: Reach operating scale. Expand recurring revenue, increase enterprise adoption, and use accumulated behavioral data and AI to deliver more personalized guidance and higher-value products.

The financial model reaches breakeven at approximately $3.3 million in annual revenue, which is currently projected for Year 3.

By Year 5, the model projects approximately $14.65 million in annual revenue and $4.1 million in after-tax income.

Illustrative Value Creation
For an early investor, the question underneath everything else is simple: if GeniusSpark executes its plan, what could this investment be

worth? Investors are entering at a $3 million pre-money valuation. Management tested projected cash flows using different required rates of return:

- 30% required return → approximately $12M implied company value
- 25% required return → approximately $19M implied company value
- 20% required return → approximately $42M implied company value

At the full raise, Reg CF investors would own approximately **25%** of the company ($1,000,000 raised on a **$4,000,000 post-money** valuation).

Under these illustrative scenarios, that stake would represent approximately **3.0x to 10.5x** invested capital over about five years, before future dilution.

For example, a $25,000 investment would correspond to an implied value of approximately **$75,000 to $262,500** under these scenarios.

These figures are illustrative outcomes based on management assumptions, not projected sale prices, offers, guarantees, or promises of investor returns.

The investment thesis is straightforward: investors enter before the recurring-revenue model is fully scaled; the company converts

proven demand into subscriptions and enterprise products; profitability and cash flow improve; and the business's potential value increases as execution risk declines.

Competitive Advantage: We Activate What Companies Already Own

GeniusSpark competes for customer budgets with established assessment companies, coaching and learning platforms, HR technology providers, and emerging AI products.

Our strategy is not to ask organizations to throw those investments away.

We make them more useful.

One Shared Language Across Assessments

Large organizations often have several assessment systems spread across departments and business units.

GeniusSpark translates multiple assessments into a single shared, plain-English behavioral language.

This gives managers and teams a consistent way to understand strengths, risks, and working differences.

Faster, Lower-Cost Distribution

> Traditional certification programs can require significant time and money before a practitioner is ready to use the framework.
>
> GeniusSpark Coaches and internal Guides can become certified virtually and asynchronously at a fraction of the time and cost of many established programs.

That makes the platform easier to distribute across teams, organizations, and professional coaching networks.

Personalized by the User

Traditional systems typically assign a profile to the employee.

GeniusSpark guides each person to identify and refine the traits that best describe how they actually work.

That guided agency creates greater recognition, ownership, and relevance.

Built for Daily Use

Most development tools create their greatest value at the moment of assessment, workshop, or training.

GeniusSpark is designed to create value repeatedly.

The Genius Paragraph explains how someone works at their best.

The Kryptonite Paragraph identifies predictable problems under pressure.

Daily Coaching Guidance helps managers and teams decide what to do next.

Assessment tools help companies understand people. GeniusSpark helps companies use that understanding to improve performance every day.

We Benefit From the Existing Market Instead of Fighting It

Organizations do not have to abandon the assessments they already use.

Every assessment GeniusSpark can activate expands the number of organizations the platform can serve.

Most assessment vendors are economically tied to their own proprietary framework.

GeniusSpark benefits from making multiple systems more useful.

A proven SaaS comparable and a potential strategic fit. Predictive Index demonstrates that behavioral data can support a substantial recurring-revenue software business. Its platform helps organizations use behavioral insights for hiring, talent optimization, and management decisions. GeniusSpark addresses an adjacent problem: activating behavioral insight every day through personalized

coaching, team guidance, and company-specific intelligence.

The established players sell assessments, training, and software. GeniusSpark turns those investments into daily action.

Reducing Key-Person Risk

GeniusSpark grew from the founder's experience, relationships, and intellectual property.

Turning that expertise into a company that can scale beyond any one person is a deliberate part of the growth plan.

We are documenting the methodology and operating processes, embedding accumulated knowledge into the software and AI guidance systems, expanding the certified Coach and Guide network, and adding operating leadership as the company grows.

The planned addition of a senior operating leader will allow the founder to focus on the areas where he creates the most value: product vision, strategic enterprise relationships, thought leadership, and growth.

The objective is to turn 25 years of founder expertise into intellectual property, software, data, and systems that can scale without requiring the founder to personally deliver the product.

Investment Terms, Ownership Alignment, and Potential Liquidity

GeniusSpark is offering Series Seed Preferred shares at a **$3 million pre-money valuation, assuming a $1,000,000 raise goal.**

At the full raise, the current capitalization plan allocates approximately 52% ownership to the founder and 25% to Reg CF investors, with the remaining ownership held by the CTO, CMO, advisors, and employee option pool.

A $25K–$100K investor is entering before the subscription model is fully scaled. If GeniusSpark executes its plan, the investment upside comes from valuation growth as recurring revenue, margins, and enterprise data products mature.

Final ownership percentages will depend on the amount raised, final capitalization, and terms disclosed in the offering documents.

The founder remains the largest shareholder after the raise, keeping management's financial interests aligned with the long-term value of GeniusSpark.

How Investors Participate

In a qualifying liquidity event, Series Seed Preferred investors receive the greater of:

1. Their liquidation preference: their original investment plus the accrued 8% PIK

preferred return, subject to the terms of the securities and available proceeds; or

2. Their ownership value: the proceeds they would receive by converting their preferred shares to common stock.

This structure provides a liquidation preference while preserving participation in the company's growth.

Potential Paths to Liquidity

Our goal is to build a valuable recurring-revenue software company that becomes attractive to strategic buyers, private equity firms, and other growth investors within approximately five years.

Potential outcomes may include an acquisition, private equity recapitalization, secondary sale of shares, distributions from available cash, or a company-led share repurchase.

There is no guarantee that any liquidity event will occur or that investors will receive a return on their investment.

What Investors Own: The Assets Behind GeniusSpark

Investors are buying into the company that will own and develop the GeniusSpark platform, intellectual property, data rights, and products that create its competitive advantage.

Proprietary GeniusSpark Assets

The company's assets include the GeniusSpark software platform and code, Ring System, proprietary behavioral language and trait descriptions, Genius and Kryptonite methodology, Insight Reports and algorithms, AI guidance systems, brand, content, and other intellectual property assigned to the company.

The company will also own the new GeniusSpark assessment and other products developed with the proceeds of this raise.

Company-Specific Data

Subject to customer agreements, privacy requirements, and applicable law, GeniusSpark will hold the rights necessary to use behavioral and product-usage data generated through the platform to improve its products, AI guidance, and company-specific insights.

The ability to build longitudinal, company-specific behavioral data is central to the long-term value of the business.

Third-Party Assessments Remain Third-Party Property

GeniusSpark does not own CliftonStrengths, DISC, MBTI, Enneagram, or other third-party assessment systems.

Where GeniusSpark uses or integrates information from those systems, it does so

> subject to applicable licenses, permissions, customer agreements, and attribution requirements.
>
> Our business model does not depend on owning those assessments.
>
> GeniusSpark creates value by turning behavioral information into personalized guidance, daily action, and company-specific intelligence.

Completing the Spin-Out

GeniusSpark is being spun out of MindShift as a standalone company.

Before the offering closes, the intellectual property, software rights, data rights, contracts, and other assets identified in the offering documents will be assigned, licensed, or transferred to the GeniusSpark entity as applicable.

Investors should be able to see exactly which assets, rights, revenue streams, and obligations belong to the company they are investing in.

If Growth Is Slower Than Planned

Our spending plan is tied to milestones, not a fixed hiring schedule.

If revenue or customer conversion develops more slowly than projected, we can defer

hiring, reduce discretionary spending, slow paid customer acquisition, and prioritize the product investments most directly tied to revenue.

We can continue selling through channels already working: existing customer relationships, certified Coaches and Guides, capital projects, and founder-led enterprise sales.

We have modeled a leaner operating approach under lower-raise scenarios.

Those scenarios produce slower growth and a smaller company but demonstrate that GeniusSpark can continue developing the product and pursuing revenue with substantially less capital than the full plan requires.

Additional financing may still be required if revenue falls materially below expectations or the company chooses to accelerate growth.

Our first response to a shortfall is to adjust spending and preserve runway—not continue spending against a plan the business has not yet earned.

The principle is simple: prove the next milestone, then fund the next stage of growth.

Use of Proceeds: Build the Product. Win Customers. Scale What Works.

> The majority of the capital raised will be invested in the two activities most directly tied to increasing the value of GeniusSpark: building the recurring-revenue product and acquiring customers.
>
> Approximately **60% of the proceeds will fund product development and customer acquisition.**

Product Development

Complete Version 2 of the platform, launch the mobile-first experience, build enterprise subscription and billing infrastructure, expand Insight Reports and AI-powered guidance, and strengthen the data systems required to support enterprise customers.

Customer Acquisition and Distribution

Convert existing customers to subscriptions, expand enterprise sales, grow the certified Coach and Guide network, support the rollout of the new enterprise pricing model, and begin testing repeatable marketing channels.

Team and Operations

Add engineering, sales, customer success, and operating capacity as revenue and customer milestones are achieved.

Hiring is milestone-based.

If growth develops more slowly than projected, hiring and discretionary spending can be deferred to preserve runway.

The purpose of this raise is straightforward: finish the product required for recurring revenue, convert proven demand into paying subscriptions, and build the distribution capacity to scale what is already working.

Investment Summary

Genius Spark - Preferred Equity Round

Type: Non-Voting Preferred Units

Pre-money Valuation: $3 Million

Preferred Return: 8%

Raise Maximum: $1 Million

Raise Minimum: $100K

Investor Minimum: $2,500

Bonus Shares

Genius Spark will provide certain bonus allocations to eligible Investors at the time of their investment. Bonus allocations are awarded in the form of additional Non-Voting

> Preferred Units ("**Bonus Units**") rounded up to the nearest whole unit and do not represent additional capital contributions. Investors may stack bonus eligibility across the incentive types (ex. Membership + Size based incentives) but will only be eligible for the highest bonus share allocation in each tier,

Investment Size Incentive:

- 10% bonus on investments of $50,000+
- 20% bonus on investments of $100,000+.

Membership Incentive

- 5% bonus for active Venture Club Members
- 10% bonus for active VentureSouth Members

Preferred Return & Distribution Waterfall

The Preferred Units carry a 8% Preferred Return, which accrues annually on each Investor's contributed capital. When the Company makes distributions, Preferred Unit holders are paid first: 100% of each distribution goes to Preferred Units and 0% to Common Units, until Preferred Investors have received back their full invested capital plus all accrued Preferred Return in full. After that point, all future distributions are shared pro rata across every unit, Common and Preferred alike, based on the number units held. This structure gives

Investors priority in line for the Club's cash flow ahead of the Club's founders and existing owners, while distributions themselves remain at the Company's discretion and are not guaranteed.

Our People



Rex Miller, Founder and CEO

25-year pioneer in organizational learning and transformation. Designed and led more than 50 leadership summits, engaging over 500 top executives. Author of seven books and three international award-winning works. Spent 15 years researching cutting-edge learning models, integrating sports science, Jungian psychology, and adult learning theory.

Trey Ryan, Chief Technology Officer

Serial entrepreneur and software architect. Founder of Intelligent Design Systems, Tally Retail, and Keg Hounds. Designed and built GeniusSpark's proprietary software engine, translating decades of behavioral research into a scalable AI-enabled platform.

Travis Gates, Chief Marketing Officer

Former Digital Program Manager at Apple. Former President and Owner of AFG Technologies, co-owner of Church Media, co-founder of RainCloud Media.

Leads brand strategy, market positioning, and customer acquisition.

Documents

Pitch Deck DOWNLOAD

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be

accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
- A person's indication of interest involves no obligation or commitment of any kind.

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Suite 235
Greenville, SC29601

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